March 19, 2013

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Forward Funds
File Nos. 033-48940/811-06722
Form N-1A Post Effective Amendment No. 102

Dear Madam,

Pursuant to our telephone conversation on March 13, 2013, this letter responds to your request for additional information about the changes made to the prospectuses and statement of additional information contained in Post-Effective Amendment No. 102 (“PEA 102”) to Forward Funds’ (the “Trust”) registration statement under the Securities Act of 1933, as amended, as filed with the Securities and Exchange Commission on February 11, 2013.

Further to our conversation, attached as Exhibit A hereto is a list of changes reflected in PEA 102, and attached as Exhibit B hereto are copies of the supplements filed by the Trust to date since May 1, 2012.

We hope that the foregoing is responsive to your request. Please contact Erin Nelson at (720) 917-0602 with any questions or comments.

Sincerely,

/s/ Erin D. Nelson
Erin D. Nelson, Esq.

cc:	Judith M. Rosenberg, Chief Compliance Officer and Chief Legal Officer, Forward Funds
Douglas P. Dick, Dechert LLP
Matthew Curtin, Dechert LLP

Exhibit A

Changes Reflected in Post-Effective Amendment No. 102

•	Incorporate information contained in supplements to the prospectuses and statement of additional information (“SAI”);

•	Incorporate stand-alone prospectuses and SAI for the Forward Core Strategy Long/Short Fund into the Trust’s combined prospectuses and SAI;

•	Reflect change in the name of the Forward Extended MarketPlus Fund to Forward Total MarketPlus Fund;

•	Reflect change in the name of Class M shares to Advisor Class shares;

•	Reflect changes to portfolio managers for the Forward Credit Analysis Long/Short Fund;

•

Reflect revisions to principal investment strategies and risks related to the use of options by the Forward Endurance Long/Short Fund, Forward Focus Fund, Forward Global Dividend Fund, Forward Global Infrastructure Fund, Forward International Dividend Fund, Forward International Real Estate Fund, Forward Real Estate Long/Short Fund, Forward Select EM Dividend Fund, Forward Select Income Fund and Forward Small Cap Equity Fund;

•

Reflect revisions to principal investment strategies and risks related to the use of reverse repurchase agreements and borrowing by the Forward EM Corporate Debt Fund and Forward Global Credit Long/Short Fund;

•	Reflect revisions to principal investment strategies and risks related to the use of a dividend capture strategy by the Forward International Dividend Fund;

•	Reflect addition of secondary benchmark indices for the Forward Endurance Long/Short Fund and Forward Global Credit Long/Short Fund;

•	Revise references to Barclays indices in connection with Barclays’ rebranding of its indices;

•	Revise disclosure regarding “Policies Concerning Frequent Purchases and Redemptions” to improve clarity;

•	Reflect addition of a Trustee of the Trust effective December 31, 2012; and

•	Revise disclosure and investment restrictions to reflect recent Commodity Exchange Act and Commodity Futures Trading Commission regulatory developments.

Exhibit B

Registration Statement Supplements Filed to Date since May 1, 2012

FORWARD FUNDS

Supplement dated May 1, 2012

to the

Forward Funds Investor Class and Institutional Class Prospectus (“No-Load Prospectus”) and

Forward Funds Class A, Class B, Class C and Class M Prospectus (“Load Prospectus”)

each dated May 1, 2012

IMPORTANT NOTICE REGARDING CHANGES IN FEES AND EXPENSES FOR THE

FORWARD INTERNATIONAL DIVIDEND FUND AND FORWARD LARGE CAP DIVIDEND FUND

The following information applies to the Forward International Dividend Fund only:

Effective May 1, 2012, the following changes are made:

The “Annual Fund Operating Expenses” table and the “Examples” table for the Forward International Dividend Fund on page 60 of the No-Load Prospectus are replaced to read as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fee	0.85%	0.85%
Distribution (12b-1) Fees	0.25%	N/A
Shareholder Services Fees	0.15%	0.05%
Other Expenses	1.55%	1.55%
Total Annual Fund Operating Expenses	2.80%	2.45%
Fee Waiver and/or Expense Reimbursement(1)	–1.46%	–1.46%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.34%	0.99%

(1)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2013 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired funds fees and expenses, and extraordinary expenses) for Investor Class and Institutional Class shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 1.34% and 0.99%, respectively. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Examples

These Examples are intended to help you compare the costs of investing in Investor Class or Institutional Class shares of the Fund with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated. The Examples also assume that your investment has a 5% return each year, that the Fund’s total annual operating expenses remain the same, and that the contractual fee waiver/reimbursement is in place for the first year. Although actual costs may be higher or lower, based on these assumptions your costs whether or not you redeemed your shares would be:

	Investor Class	Institutional Class
1 Year	$136	$101
3 Years	$730	$624
5 Years	$1,349	$1,173
10 Years	$3,018	$2,671

The “Annual Fund Operating Expenses” table and the “Examples” table for the Forward International Dividend Fund on page 65 of the Load Prospectus are replaced to read as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class M
Management Fee	0.85%	0.85%	0.85%
Distribution (12b-1) Fees	0.35%	0.75%	N/A
Shareholder Services Fees	0.20%	0.25%	0.05%
Other Expenses(1)	1.55%	1.55%	1.55%
Total Annual Fund Operating Expenses	2.95%	3.40%	2.45%
Fee Waiver and/or Expense Reimbursement(2)	–1.46%	–1.46%	–1.46%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.49%	1.94%	0.99%

(1)	Other expenses for Class A and Class M shares are based on estimated amounts for the current fiscal year.

(2)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2013 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired funds fees and expenses, and extraordinary expenses) for Class A, Class C, and Class M shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 1.49%, 1.94%, and 0.99%, respectively. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Examples

These Examples are intended to help you compare the costs of investing in Class A, Class C, or Class M shares of the Fund with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated and then redeem all your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year, that the Fund’s total annual operating expenses remain the same, and that the contractual fee waiver/reimbursement is in place for the first year. Although actual costs may be higher or lower, based on these assumptions your costs would be:

	Class A	Class C	Class M
1 Year	$718	$297	$101
3 Years	$1,305	$909	$624
5 Years	$1,916	$1,643	$1,173
10 Years	$3,556	$3,582	$2,671

You would pay the following expenses if you did not redeem your shares:

	Class A	Class C	Class M
1 Year	$718	$197	$101
3 Years	$1,305	$909	$624
5 Years	$1,916	$1,643	$1,173
10 Years	$3,556	$3,582	$2,671

****

The following information applies to the Forward Large Cap Dividend Fund only:

Effective May 1, 2012, the following changes are made:

The “Annual Fund Operating Expenses” table and the “Examples” table for the Forward Large Cap Dividend Fund on page 72 of the No-Load Prospectus are replaced to read as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fee	0.80%	0.80%
Distribution (12b-1) Fees	0.25%	N/A
Shareholder Services Fees	0.15%	0.05%
Other Expenses	0.53%	0.53%
Total Annual Fund Operating Expenses	1.73%	1.38%
Fee Waiver and/or Expense Reimbursement(1)	–0.49%	–0.49%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.24%	0.89%

(1)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2013 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired funds fees and expenses, and extraordinary expenses) for Investor Class and Institutional Class shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 1.24% and 0.89%, respectively. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Examples

These Examples are intended to help you compare the costs of investing in Investor Class or Institutional Class shares of the Fund with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated. The Examples also assume that your investment has a 5% return each year, that the Fund’s total annual operating expenses remain the same, and that the contractual fee waiver/reimbursement is in place for the first year. Although actual costs may be higher or lower, based on these assumptions your costs whether or not you redeemed your shares would be:

	Investor Class	Institutional Class
1 Year	$126	$91
3 Years	$497	$389
5 Years	$892	$708
10 Years	$1,998	$1,613

The “Annual Fund Operating Expenses” table and the “Examples” table for the Forward Large Cap Dividend Fund on page 76 of the Load Prospectus are replaced to read as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C
Management Fee	0.80%	0.80%
Distribution (12b-1) Fees	0.35%	0.75%
Shareholder Services Fees	0.20%	0.25%
Other Expenses(1)	0.53%	0.53%
Total Annual Fund Operating Expenses	1.88%	2.33%
Fee Waiver and/or Expense Reimbursement(2)	–0.49%	–0.49%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.39%	1.84%

(1)	Other expenses for Class C shares are based on estimated amounts for the current fiscal year.

(2)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2013 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired funds fees and expenses, and extraordinary expenses) for Class A and Class C shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 1.39% and 1.84%, respectively. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Examples

These Examples are intended to help you compare the costs of investing in Class A or Class C shares of the Fund with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated and then redeem all your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year, that the Fund’s total annual operating expenses remain the same, and that the contractual fee waiver/reimbursement is in place for the first year. Although actual costs may be higher or lower, based on these assumptions your costs would be:

	Class A	Class C
1 Year	$708	$287
3 Years	$1,087	$680
5 Years	$1,489	$1,200
10 Years	$2,609	$2,625

You would pay the following expenses if you did not redeem your shares:

	Class A	Class C
1 Year	$708	$187
3 Years	$1,087	$680
5 Years	$1,489	$1,200
10 Years	$2,609	$2,625

PLEASE KEEP THIS SUPPLEMENT FOR FUTURE REFERENCE

SUPP LC/ID EXP 05012012

FORWARD FUNDS

Supplement dated May 1, 2012

to the

Forward Funds Statement of Additional Information (the “SAI”)

dated May 1, 2012

This supplement amends the SAI dated May 1, 2012 in order to incorporate changes to the expense limitation arrangements for the Forward International Dividend Fund and Forward Large Cap Dividend Fund, each an existing series of Forward Funds. Accordingly, the following revisions are incorporated into the SAI effective as of May 1, 2012:

The information concerning the expense limitation agreement with the Forward International Dividend Fund as contained in the table on page 21 of the SAI is replaced to read as follows:

Fund	Class	End Date	Expense Limit
Forward International Dividend Fund	Class A	April 30, 2013	1.49%
Forward International Dividend Fund	Class C	April 30, 2013	1.94%
Forward International Dividend Fund	Class M	April 30, 2013	0.99%
Forward International Dividend Fund	Investor Class	April 30, 2013	1.34%
Forward International Dividend Fund	Institutional Class	April 30, 2013	0.99%

The information concerning the expense limitation agreement with the Forward Large Cap Dividend Fund as contained in the table on page 21 of the SAI is replaced to read as follows:

Fund	Class	End Date	Expense Limit
Forward Large Cap Dividend Fund	Class A	April 30, 2013	1.39%
Forward Large Cap Dividend Fund	Class C	April 30, 2013	1.84%
Forward Large Cap Dividend Fund	Investor Class	April 30, 2013	1.24%
Forward Large Cap Dividend Fund	Institutional Class	April 30, 2013	0.89%

PLEASE KEEP THIS SUPPLEMENT FOR FUTURE REFERENCE

FORWARD FUNDS

Forward Strategic Alternatives Fund

Supplement dated May 22, 2012

to the

Forward Funds Class Z Prospectus

dated May 1, 2012

The following information applies to the Forward Strategic Alternatives Fund (the “Fund”) only:

Effective immediately, the “Average Annual Total Returns” table for the Fund on page 25 of the Forward Funds Class Z Prospectus shall be replaced to read as follows:

Average Annual Total Returns

For the period ended December 31, 2011	1 Year	Since Inception
Forward Strategic Alternatives Fund – Class Z (Inception: 5/1/09)
Return Before Taxes	–1.88%	5.12%
Return After Taxes on Distributions	–2.05%	4.67%
Return After Taxes on Distributions and Sale of Fund Shares	–1.22%	4.12%
Strategic Alternatives Blended Index (50% Barclays Capital U.S. Aggregate Bond Index/50% S&P 500 Index)	5.28%	11.83%
Barclays Capital U.S. Aggregate Bond Index	7.84%	7.38%
S&P 500 Index	2.11%	15.64%

PLEASE KEEP THIS SUPPLEMENT FOR FUTURE REFERENCE

SUPP SAF Z 05222012

FORWARD FUNDS

Supplement dated June 8, 2012

to the

Forward Funds Investor Class and Institutional Class Prospectus (“No-Load Prospectus”), Forward Funds Class A, Class B, Class C and Class M Prospectus (“Load Prospectus”) and Forward Funds Class Z Prospectus (“Class Z Prospectus”)

each dated May 1, 2012, as supplemented

The following information applies to the Forward Frontier Strategy Fund (the “Fund”) only:

Effective June 8, 2012, Forward Funds, on behalf of the Fund, entered into an expense limitation agreement with Forward Management, the Fund’s investment advisor, pursuant to which Forward Management agrees to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for Investor Class, Institutional Class, Class M and Class Z shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 1.49%, 1.19%, 1.19% and 1.09%, respectively. Accordingly, effective June 8, 2012, the following changes are made:

The “Annual Fund Operating Expenses” table and the “Examples” table for the Fund on page 35 of the No-Load Prospectus are replaced to read as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fee	0.85%	0.85%
Distribution (12b-1) Fees	0.25%	N/A
Shareholder Services Fees	0.15%	0.10%
Other Expenses	0.29%	0.29%
Acquired Fund Fees and Expenses	0.07%	0.07%
Total Annual Fund Operating Expenses	1.61%	1.31%
Fee Waiver and/or Expense Reimbursement(1)	–0.05%	–0.05%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.56%	1.26%

(1)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2013 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for Investor Class and Institutional Class shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 1.49% and 1.19%, respectively. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Examples

These Examples are intended to help you compare the costs of investing in Investor Class or Institutional Class shares of the Fund with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated. The Examples also assume that your investment has a 5% return each year, that the Fund’s total annual operating expenses remain the same, and that the contractual fee waiver/reimbursement is in place for the first year. Although actual costs may be higher or lower, based on these assumptions your costs whether or not you redeemed your shares would be:

	Investor Class	Institutional Class
1 Year	$159	$128
3 Years	$503	$410
5 Years	$871	$713
10 Years	$1,904	$1,573

****

The “Annual Fund Operating Expenses” table and the “Examples” tables for the Fund on page 37 of the Load Prospectus are replaced to read as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

CLASS M
Management Fee	0.85%
Distribution (12b-1) Fees	N/A
Shareholder Services Fees	0.10%
Other Expenses	0.29%
Acquired Fund Fees and Expenses	0.07%
Total Annual Fund Operating Expenses	1.31%
Fee Waiver and/or Expense Reimbursement(1)	–0.05%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.26%

(1)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2013 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for Class M shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 1.19%. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Examples

These Examples are intended to help you compare the costs of investing in Class M shares of the Fund with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated and then redeem all your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year, that the Fund’s total annual operating expenses remain the same, and that the contractual fee waiver/reimbursement is in place for the first year. Although actual costs may be higher or lower, based on these assumptions your costs would be:

CLASS M
1 Year	$128
3 Years	$410
5 Years	$713
10 Years	$1,573

You would pay the following expenses if you did not redeem your shares:

CLASS M
1 Year	$128
3 Years	$410
5 Years	$713
10 Years	$1,573

****

The “Annual Fund Operating Expenses” table and the “Examples” table for the Fund on page 12 of the Class Z Prospectus are replaced to read as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

CLASS Z
Management Fee	0.85%
Distribution (12b-1) Fees	N/A
Shareholder Services Fees	N/A
Other Expenses	0.29%
Acquired Fund Fees and Expenses	0.07%
Total Annual Fund Operating Expenses	1.21%
Fee Waiver and/or Expense Reimbursement(1)	–0.05%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.16%

(1)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2013 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for Class Z shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 1.09%. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Examples

These Examples are intended to help you compare the costs of investing in Class Z shares of the Fund with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated and then redeem all your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year, that the Fund’s total annual operating expenses remain the same, and that the contractual fee waiver/reimbursement is in place for the first year. Although actual costs may be higher or lower, based on these assumptions your costs whether or not you redeemed your shares would be:

CLASS Z
1 Year	$118
3 Years	$379
5 Years	$660
10 Years	$1,460

PLEASE KEEP THIS SUPPLEMENT FOR FUTURE REFERENCE

Forward Funds

Supplement dated June 8, 2012

to the

Forward Funds Statement of Additional Information (the “SAI”)

dated May 1, 2012, as supplemented

This supplement amends the SAI dated May 1, 2012, as supplemented, to incorporate information about the expense limitation agreement for the Forward Frontier Strategy Fund (the “Fund”). Accordingly, the following revisions are incorporated into the SAI effective as of June 8, 2012:

The following information regarding the expense limitation agreement with the Fund is hereby added to the table on pages 21 and 22 of the SAI.

Fund	Class	End Date	Expense Limit
Forward Frontier Strategy Fund	Class M	April 30, 2013	1.19%
Forward Frontier Strategy Fund	Class Z	April 30, 2013	1.09%
Forward Frontier Strategy Fund	Investor Class	April 30, 2013	1.49%
Forward Frontier Strategy Fund	Institutional Class	April 30, 2013	1.19%

PLEASE KEEP THIS SUPPLEMENT FOR FUTURE REFERENCE

SUPP FRON EXP SAI 06082012

FORWARD FUNDS

Supplement dated August 1, 2012

to the

Forward Funds Investor Class and Institutional Class Prospectus (the “No-Load Prospectus”) and Forward Funds Class A, Class B, Class C and Class M Prospectus (the “Load Prospectus”)

each dated May 1, 2012, as supplemented

The following information applies to the Forward Emerging Markets Fund (the “Fund”) only:

At a meeting of the Board of Trustees of Forward Funds (the “Trust”) held on July 31, 2012, the Trustees, including all of the Trustees who are not “interested persons” of the Trust (as that term is defined in the Investment Company Act of 1940, as amended), approved, on behalf of the Fund: (i) changes to the principal investment strategies and principal risks of the Fund; (ii) the termination of the Investment Sub-Advisory Agreement among Forward Management, LLC, the investment advisor (“Forward Management”), the Trust and Pictet Asset Management Limited (“Pictet Ltd”); (iii) changes to the advisory arrangement of the Fund; and (iv) a reduction in the management fee and expense limits for the Fund.

Changes to Principal Investment Strategies

Effective September 1, 2012, the section titled “Principal Investment Strategies” on page 21 of the No-Load Prospectus and page 20 of the Load Prospectus shall be replaced in its entirety to read as follows:

Principal Investment Strategies

Under normal conditions, the Fund invests at least 80% of its net assets plus borrowings for investment purposes, if any, in the equity securities of emerging market companies. The Fund normally invests in not fewer than eight emerging market countries. An issuer of a security generally will be considered to be located in a particular emerging market country if it meets one or more of the following criteria: (i) the issuer is organized under the laws of, or maintains its principal place of business in, the country; (ii) during the issuer’s most recent fiscal year, it derived at least 50% of its revenues or profits from goods or services produced or sold, investments made or services performed in the country; or (iii) the issuer has at least 50% of its assets in the country. The Fund may invest in securities of any market capitalization.

Forward Management, LLC (“Forward Management” or the “Advisor”) selects investments based on their fundamental quality, dividend yield, dividend growth potential, valuation and anticipated price appreciation. The Advisor typically employs a proprietary statistical measurement of relative dividend yield to identify attractive investment opportunities. The Advisor draws on both internal and external resources to assess country factors, industry dynamics, business franchise/management strategy, financial analysis and valuation. The Fund invests a substantial amount of its assets in foreign securities which are denominated in foreign currencies. The Advisor generally chooses not to hedge the Fund’s currency exposure.

In order to reduce transaction costs, the Advisor will purchase futures and ETFs to manage the Fund’s cash holdings by gaining exposure to equity securities of emerging markets companies. The Advisor may purchase high grade short term fixed income securities to serve as collateral for futures purchased.

****

Changes to Principal Risks

Effective September 1, 2012, the following principal risks shall be added to the section titled “Principal Risks” on pages 21 through 22 of the No-Load Prospectus and page 21 of the Load Prospectus:

Depositary Receipts: Investments in depositary receipts involve risks similar to those accompanying direct investments in foreign securities. In addition, there is risk involved in investing in unsponsored depositary receipts, as there may be less information available about the underlying issuer than there is about an issuer of sponsored depositary receipts and the prices of unsponsored depositary receipts may be more volatile than those of sponsored depositary receipts.

Overseas Exchanges: The Fund may engage in transactions on a number of overseas stock exchanges, which may pose increased risk to the Fund and result in delays in obtaining accurate information on the value of securities. In addition, the Fund may engage in transactions in the stock markets of emerging market countries, which in general have stock markets that are less liquid, smaller and less regulated than many of the developed country stock markets.

****

Effective September 1, 2012, the information concerning the following principal risks with respect to the Fund as contained in the table identifying the principal and non-principal risks of the Forward Funds on page 111 of the No-Load Prospectus and pages 115-116 of the Load Prospectus shall be revised to read as follows:

RISKS:	Forward Emerging Markets Fund
Depository Receipts	P
Overseas Exchanges	P

Termination of Pictet Ltd as Sub-Advisor

Effective September 1, 2012, Pictet Ltd will cease serving as the Fund’s sub-advisor and Forward Management will assume direct management responsibility with respect to the Fund. Accordingly, effective September 1, 2012, all references in the prospectuses to Pictet Ltd acting as sub-advisor for the Fund shall be deleted.

Change of Advisory Arrangement of the Fund

Effective September 1, 2012, all references in the prospectuses to Klaus Bockstaller, Paul Broughton, Stephen Burrows, Paul Herber, David Janec, Peter Jarvis, Jim O’Donnell, Avo Ora, and Nathan J. Rowader as the portfolio managers of the Fund or its cash portion shall be deleted.

****

Effective September 1, 2012, the following paragraph is added following the first paragraph under the heading “Performance Information” in the Fund’s “Fund Summary” section in the No-Load Prospectus and Load Prospectus:

On September 1, 2012, Forward Management assumed all responsibilities for selecting the Fund’s investments and incorporated new principal investment strategies for the Fund as discussed above under “Principal Investment Strategies.” Performance figures shown below for periods before September 1, 2012 represent performance of the prior sub-advisor to the Fund under the previous investment strategies for the Fund.

****

Effective September 1, 2012, the section titled “Investment Advisor/Portfolio Manager” on page 23 of the No-Load Prospectus and page 22 of the Load Prospectus will be replaced in its entirety to read as follows:

Investment Advisor/Portfolio Managers

Forward Management serves as investment advisor to the Fund. The Fund is team managed and all investment decisions are made jointly by the team. The members of the Fund’s team are: Randall T. Coleman, CFA, Portfolio Manager, David L. Ruff, CFA, Portfolio Manager, and Bruce R. Brewington, Portfolio Manager. Mr. Ruff has primary responsibility for the day-to-day management of the Fund. Messrs. Coleman, Ruff, and Brewington have managed the Fund since September 2012.

****

Effective September 1, 2012, the third sentence of the second paragraph under the section titled “Management of the Funds – Investment Advisor/Portfolio Managers” on page 123 of the No-Load Prospectus and page 128 of the Load Prospectus shall be revised to read as follows:

Forward Management directly manages the assets of the Allocation Funds, Forward Commodity Long/Short Strategy Fund, Forward Emerging Markets Fund, Forward Endurance Long/Short Fund, Forward Extended MarketPlus Fund, Forward Focus Fund, Forward Floating NAV Short Duration Fund, Forward Frontier Strategy Fund, Forward Global Infrastructure Fund, Forward International Dividend Fund, Forward International Real Estate Fund, Forward Large Cap Dividend Fund, Forward Managed Futures Strategy Fund, Forward Real Estate Fund, Forward Real Estate Long/Short Fund, Forward Select EM Dividend Fund, Forward Select Income Fund, Forward Small Cap Equity Fund, Forward U.S. Government Money Fund, and the cash portion of the Forward International Small Companies Fund without the use of a sub-advisor, and has delegated this authority to the sub-advisors for the balance of the Funds.

****

Effective September 1, 2012, the following paragraphs shall be added under the heading/subheading “Management of the Funds – Investment Advisor/Portfolio Managers” before the last paragraph on page 126 of the No-Load Prospectus and before the last paragraph on page 131 of the Load Prospectus:

The Forward Emerging Markets Fund is team managed and all investment decisions are made jointly by the team. The members of the team are:

David L. Ruff, CFA. Mr. Ruff is a Portfolio Manager for Forward Management with emphasis on Small-Mid Core, U.S. Dividend, Global Dividend, and International Dividend strategies and has held this position since August 2008. Mr. Ruff has primary responsibility for the day-to-day management of the Forward Emerging Markets Fund. From 2001 to July 2008, Mr. Ruff was Chief Investment Officer and a Member of the Investment Policy Committee for Berkeley Capital Management. From 1987 to 2001, Mr. Ruff was Executive Vice President and Chief Investment Officer for London Pacific Advisors. Mr. Ruff is a Chartered Financial Analyst.

Randall T. Coleman, CFA. Mr. Coleman is a Portfolio Manager for Forward Management with emphasis on Small-Mid Core, U.S. Dividend, Global Dividend and International Dividend strategies and has held this position since August 2008. From 2001 to July 2008, Mr. Coleman was a Portfolio Manager and Member of the Investment Policy Committee for Berkeley Capital Management. From 1994 to 2001, Mr. Coleman was Vice President at London Pacific Advisors. From 1987 to 1988, he served as a Compliance Officer for Intrust Investor Services and from 1986 to 1987, he was a Registered Representative with First Investors Corp. Mr. Coleman is a Chartered Financial Analyst and holds an MBA.

Bruce R. Brewington. Mr. Brewington is a Portfolio Manager for Forward Management with emphasis on Small-Mid Core, U.S. Dividend, Global Dividend and International Dividend strategies and has held this position since August 2008. From September 2005 to July 2008, Mr. Brewington was an Analyst and Member of the Investment Policy Committee for Berkeley Capital Management. From 1995 to 2003, he was an Analyst with Putnam Lovell Securities, and from 1992 to 1994, he was an Analyst for Prudential Securities. Mr. Brewington holds an MBA.

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Reduction in Management Fee and Expense Limits

Effective September 1, 2012, the management fee Forward Management receives from the Fund is permanently reduced from an annual rate (as a percentage of the Fund’s average daily net assets) of 1.25% on the first $500 million of the Fund’s average daily net assets, 1.20% on the second $500 million of the Fund’s average daily net assets and 1.15% on the Fund’s average daily net assets in excess of $1 billion to an annual rate of 1.10% on the Fund’s average daily net assets. Additionally, effective September 1, 2012, the expense limit (as a percentage of the applicable class of the Fund’s average daily net assets) applicable to each class of the Fund is permanently reduced as follows:

Class	Expense Limit Prior to September 1, 2012	Expense Limit Effective September 1, 2012
Investor Class	1.89%	1.79%
Institutional Class	1.49%	1.39%
Class C	2.49%	2.39%
Class M	1.49%	1.39%

Accordingly, effective September 1, 2012, the following changes are made:

The “Annual Fund Operating Expenses” table and the “Examples” table for the Fund on page 21 of the No-Load Prospectus are replaced to read as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)(1)

	Investor Class	Institutional Class
Management Fee	1.10%	1.10%
Distribution (12b-1) Fees	0.25%	N/A
Shareholder Services Fees	0.15%	0.00%
Other Expenses	0.51%	0.51%
Acquired Fund Fees and Expenses	0.02%	0.02%
Total Annual Fund Operating Expenses	2.03%	1.63%
Fee Waiver and/or Expense Reimbursement(2)	–0.22%	–0.22%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.81%	1.41%

(1)	Restated to reflect current fees.

(2)

The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2013, in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired funds fees and expenses, and extraordinary expenses) for Investor Class and Institutional Class shares to an annual rate (as a percentage of the Fund’s average daily net assets) of

1.79% and 1.39%, respectively. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Examples

These Examples are intended to help you compare the costs of investing in Investor Class or Institutional Class shares of the Fund with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated. The Examples also assume that your investment has a 5% return each year, that the Fund’s total annual operating expenses remain the same, and that the contractual fee waiver/reimbursement is in place for the first year. Although actual costs may be higher or lower, based on these assumptions your costs whether or not you redeemed your shares would be:

	Investor Class	Institutional Class
1 Year	$184	$144
3 Years	$615	$493
5 Years	$1,072	$865
10 Years	$2,338	$1,912

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The “Annual Fund Operating Expenses” table and the “Examples” table for the Fund on page 20 of the Load Prospectus are replaced to read as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)(1)

	Class C	Class M
Management Fee	1.10%	1.10%
Distribution (12b-1) Fees	0.75%	N/A
Shareholder Services Fees	0.25%	0.00%
Other Expenses(2)	0.51%	0.51%
Acquired Fund Fees and Expenses	0.02%	0.02%
Total Annual Fund Operating Expenses	2.63%	1.63%
Fee Waiver and/or Expense Reimbursement(3)	–0.22%	–0.22%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	2.41%	1.41%

(1)	Restated to reflect current fees.

(2)	Other Expenses for Class C shares are based on estimated amounts for the current year.

(3)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2013 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired funds fees and expenses, and extraordinary expenses) for Class C and Class M shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 2.39%, and 1.39%, respectively. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Examples

These Examples are intended to help you compare the costs of investing in Class C or Class M shares of the Fund with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated and then redeem all your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year, that the Fund’s total annual operating expenses remain the same, and that the contractual fee waiver/reimbursement is in place for the first year. Although actual costs may be higher or lower, based on these assumptions your costs would be:

	Class C	Class M
1 Year	$344	$144
3 Years	$796	$493
5 Years	$1,375	$865
10 Years	$2,943	$1,912

You would pay the following expenses if you did not redeem your shares:

	Class C	Class M
1 Year	$244	$144
3 Years	$796	$493
5 Years	$1,375	$865
10 Years	$2,943	$1,912

****

Effective September 1, 2012, the information concerning the management fee paid to the investment advisor and/or sub-advisor(s) of the Forward Funds on page 127 of the No-Load Prospectus and page 132 of the Load Prospectus shall be revised to read as follows:

FUND	TOTAL ANNUAL ADVISORY FEE (AS A PERCENTAGE OF DAILY NET ASSETS)	ANNUAL ADVISORY FEE TO INVESTMENT ADVISOR (AS A PERCENTAGE OF DAILY NET ASSETS)	ANNUAL ADVISORY FEE TO SUB-ADVISOR (AS A PERCENTAGE OF DAILY NET ASSETS)
Forward Emerging Markets Fund	1.10%	1.10%	N/A

****

The following footnote pertaining to the Fund is added to the table on page 127 of the No-Load Prospectus and page 132 of the Load Prospectus:

Effective as of September 1, 2012, Forward Management assumed all responsibilities with respect to directing the investments of the Forward Emerging Markets Fund. Effective as of September 1, 2012, the annual advisory fee (as a percentage of daily net assets) paid to Forward Management was reduced from 1.25% to 1.10%.

PLEASE KEEP THIS SUPPLEMENT FOR FUTURE REFERENCE

FORWARD FUNDS

Supplement dated August 1, 2012

to the

Forward Funds Statement of Additional Information (the “SAI”)

dated May 1, 2012, as supplemented

This supplement amends the SAI dated May 1, 2012, as supplemented, in order to incorporate changes of the advisory arrangement and fee arrangements for the Forward Emerging Markets Fund (the “Fund”), an existing series of Forward Funds. Accordingly, the following revisions are incorporated into the SAI effective as of September 1, 2012:

Change of Advisory Arrangement of the Fund

Effective September 1, 2012, all references in the SAI to Pictet Asset Management Limited (“Pictet Ltd”) as the sub-advisor to the Fund and to Klaus Bockstaller, Paul Broughton, Stephen Burrows, Paul Herber, David Janec, Peter Jarvis, Jim O’Donnell, Avo Ora, and Nathan J. Rowader as the portfolio managers of the Fund or its cash portion shall be deleted.

****

Effective September 1, 2012, the following paragraph shall be added under the heading/subheading “INVESTMENT ADVISORY AND OTHER SERVICES – Investment Advisor” to replace the first paragraph on page 15 of the SAI:

Forward Management directly manages the Allocation Funds, Forward Commodity Long/Short Strategy Fund, Forward CorePlus Fund, Forward Emerging Markets Fund, Forward Endurance Long/Short Fund, Forward Extended MarketPlus Fund, Forward Focus Fund, Forward Floating NAV Short Duration Fund, Forward Frontier Strategy Fund, Forward Global Infrastructure Fund, Forward International Dividend Fund, Forward International Real Estate Fund, Forward Large Cap Dividend Fund, Forward Managed Futures Strategy Fund, Forward Real Estate Fund, Forward Real Estate Long/Short Fund, Forward Select EM Dividend Fund, Forward Select Income Fund, Forward Small Cap Equity Fund, Forward Strategic Alternatives Fund, Forward U.S. Government Money Fund, and the cash portion of the Forward International Small Companies Fund (collectively, the “Forward Management Directly Advised Funds”). Forward Management has delegated to the Sub-Advisors the authority to manage each other Fund of the Trust.

****

Effective September 1, 2012, the following changes shall be made under the heading/subheading “INVESTMENT ADVISORY AND OTHER SERVICES – Investment Management and Sub-Advisory Agreements” on pages 16-22 of the SAI:

The first sentence of the first full paragraph on page 18 is replaced in its entirety to read as follows:

The Investment Advisor compensates the Sub-Advisors for the Forward Credit Analysis Long/Short Fund, Forward EM Corporate Debt Fund, Forward Global Credit Long/Short Fund, Forward International Small Companies Fund (non-cash portion), Forward Tactical Enhanced Fund, and Forward Tactical Growth Fund out of the Investment Advisor’s revenues.

The first sentence of the paragraph on page 20 is revised to read as follows:

For the services provided pursuant to the Sub-Advisory Agreements with Forward Management, the Sub-Advisors for the Forward Credit Analysis Long/Short Fund, Forward EM Corporate Debt Fund, Forward Global Credit Long/Short Fund, Forward International Small Companies Fund (non-cash portion), Forward Tactical Enhanced Fund and Forward Tactical Growth Fund are paid an annual fee from Forward Management; and the Sub-Advisors for the Forward High Yield Bond Fund and Forward Investment Grade Fixed-Income Fund are paid an annual fee from the Trust on behalf of the applicable Fund.

The reference to the Fund in the table on page 20 concerning the sub-advisory fee rates is removed in its entirety.

The second sentence of the paragraph on page 22 is deleted in its entirety.

****

Effective September 1, 2012, the following information regarding the other accounts managed by the portfolio managers of the Fund shall be added to the information under the heading/subheading “INVESTMENT ADVISORY AND OTHER SERVICES – Portfolio Managers – Forward Management, LLC” on pages 28-39 of the SAI:

Forward Emerging Markets Fund

The Forward Emerging Markets Fund is team managed by David L. Ruff, CFA, Randall T. Coleman, CFA, and Bruce R. Brewington, Portfolio Manager. David Ruff has primary responsibility for the day-to-day management of the Fund. The tables below includes details about the type, number, and assets under management for the various types of accounts, and total assets in the accounts with respect to which the advisory fee is based on the performance of the accounts that Messrs. Ruff, Coleman and Brewington managed as of December 31, 2011:

David Ruff

Type of Account	Number of Accounts Managed	Total Assets Managed (in Millions)	Number of Accounts Managed for which Advisory Fee is Performance-Based	Total Assets Managed for which Advisory Fee is Performance-Based (in Millions)
Registered Investment Companies	7	$401.9	0	$0.0
Other pooled investment vehicles	0	$0.0	0	$0.0
Other accounts	245	$114.3	0	$0.0

Randall Coleman

Type of Account	Number of Accounts Managed	Total Assets Managed (in Millions)	Number of Accounts Managed for which Advisory Fee is Performance-Based	Total Assets Managed for which Advisory Fee is Performance-Based (in Millions)
Registered Investment Companies	4	$37.8	0	$0.0
Other pooled investment vehicles	0	$0.0	0	$0.0
Other accounts	245	$114.3	0	$0.0

Bruce Brewington

Type of Account	Number of Accounts Managed	Total Assets Managed (in Millions)	Number of Accounts Managed for which Advisory Fee is Performance-Based	Total Assets Managed for which Advisory Fee is Performance-Based (in Millions)
Registered Investment Companies	4	$37.8	0	$0.0
Other pooled investment vehicles	0	$0.0	0	$0.0
Other accounts	245	$114.3	0	$0.0

The potential for conflicts of interest exists when portfolio managers manage other accounts with similar investment objectives and strategies as the Funds. For example, the nature and amount of compensation paid to Forward Management may be different in that certain accounts are subject to asset-based fees and other accounts are subject to performance-based fees. Forward Management and its personnel may also have differing investment or pecuniary interests in different accounts managed by Forward Management, and the personnel may have differing compensatory interests with respect to different accounts. Forward Management faces a potential conflict of interest when (i) the actions taken on behalf of one account may impact other similar or different accounts (e.g., where accounts have the same or similar investment strategies or otherwise compete for investment opportunities, have potentially conflicting investment strategies or investments, or have differing ability to engage in short sales and economically similar transactions) and/or (ii) Forward Management and its personnel have differential interests in such accounts (e.g., where Forward Management or its related persons are exposed to different potential for gain or loss through differential ownership interests or compensation structures) because Forward Management may have an incentive to favor certain accounts over others that may be less lucrative. Such conflicts may present particular concern when, for example, Forward Management places, or allocates the results of, securities transactions that Forward Management believes could more likely result in favorable performance, engages in cross trades, or executes potentially conflicting or competing investments. To mitigate these conflicts, Forward Management’s policies and procedures seek to ensure that investment decisions are made in accordance with the fiduciary duties owed to such accounts and without consideration of Forward Management’s (or such personnel’s) pecuniary, investment, or other financial interests, and to ensure fair and equitable allocation of investment opportunities among its clients over time.

The compensation of Messrs. Ruff, Coleman, and Brewington consists of a fixed salary, bonus, and an equity-like participation in the value appreciation of Forward Management and in its profit distribution. The bonus payment is awarded based on revenue and portfolio performance relative to the applicable benchmarks for each product managed across 1-, 3- and 5-year periods.

****

Effective September 1, 2012, the information concerning the portfolio managers ownership with respect to the Fund as contained in the table under the heading/subheading “INVESTMENT ADVISORY AND OTHER SERVICES – Portfolio Managers” on pages 39-41 of the SAI shall be replaced to read as follows:

Information as of December 31, 2011 (except as otherwise noted)

Name of Portfolio Manager	Fund	Dollar Range of Equity Securities in the Fund*
David Ruff**	Forward Emerging Markets Fund	A
Randall Coleman**	Forward Emerging Markets Fund	A
Bruce Brewington**	Forward Emerging Markets Fund	A

*	Key to Dollar Ranges
**	Information as of July 25, 2012
A	None
B	$1 - $10,000
C	$10,001 - $50,000
D	$50,001 - $100,000
E	$100,001 - $500,000
F	$500,001 - $1,000,000
G	Over $1,000,000

Change in Management Fee and Expense Limits

Effective September 1, 2012, the following changes are made under the heading/subheading “INVESTMENT ADVISORY AND OTHER SERVICES – Investment Management and Sub-Advisory Agreements” on pages 18-22 of the SAI:

The information concerning the investment advisory fee paid by the Fund as contained in the table on pages 16-17 of the SAI is replaced to read as follows:

Fund	Advisory Fee
Forward Emerging Markets Fund	1.10%

The information concerning the investment sub-advisory fee paid by the Fund as contained in the table on page 20 of the SAI is deleted in entirety.

The information concerning the expense limitation agreement with the Fund as contained in the table on pages 21-22 of the SAI is replaced to read as follows:

Fund	Class	End Date	Expense Limit
Forward Emerging Markets Fund	Class C	April 30, 2013	2.39%
Forward Emerging Markets Fund	Class M	April 30, 2013	1.39%
Forward Emerging Markets Fund	Investor Class	April 30, 2013	1.79%
Forward Emerging Markets Fund	Institutional Class	April 30, 2013	1.39%

Please keep this supplement for future reference

FORWARD FUNDS

Supplement dated August 7, 2012

to the

Forward Funds Investor Class and Institutional Class Prospectus,

Forward Funds Class A, Class B, Class C and Class M Prospectus and

Forward Funds Class Z Prospectus

each dated May 1, 2012, as supplemented

NOTICE OF CHANGE IN CUSTODIAN

Effective November 1, 2012, Citibank, N.A. (“Citibank”) will serve as custodian for Forward Funds (the “Trust”). Accordingly, effective November 1, 2012, all references in the prospectuses to the Trust’s custodian shall be changed to Citibank.

PLEASE KEEP THIS SUPPLEMENT FOR FUTURE REFERENCE

SUPP CITI PRO 08072012

FORWARD FUNDS

Supplement dated August 7, 2012

to the

Forward Funds Statement of Additional Information (the “SAI”)

dated May 1, 2012, as supplemented

NOTICE OF CHANGE IN CUSTODIAN

Effective November 1, 2012, Citibank, N.A. (“Citibank”) will serve as custodian for the Trust. Accordingly, effective November 1, 2012, all references in the SAI to the Trust’s custodian shall be changed to Citibank.

Additionally, effective November 1, 2012, the paragraph under the heading “Custodian” on page 133 of the SAI is replaced in its entirety to read as follows:

Citibank, N.A. (“Citibank”) is the Trust’s custodian. Its principal business address is 388 Greenwich Street, New York, New York 10013. Citibank is responsible for the custody of each Fund’s assets and, as foreign custody manager, will oversee the custody of any Fund assets held outside the United States. Citibank takes no part in the decisions relating to the purchase or sale of the Trust’s portfolio securities.

PLEASE KEEP THIS SUPPLEMENT FOR FUTURE REFERENCE

SUPP CITI SAI 08072012

FORWARD FUNDS

Forward Extended MarketPlus Fund

Forward Focus Fund

Forward International Small Companies Fund

Forward Small Cap Equity Fund

Supplement dated September 28, 2012

to the

Summary Prospectus for Class C Shares of the Forward Extended MarketPlus Fund, Summary Prospectus for Class A and Class C Shares of the Forward Focus Fund, Summary Prospectus for Class A, Class C and Class M Shares of the Forward International Small Companies Fund, Summary Prospectus for Class A, Class C and Class M Shares of the Forward Small Cap Equity Fund, Forward Funds Class A Shares, Class B Shares, Class C Shares and Class M Shares Prospectus, and Forward Funds Statement of Additional Information

each dated May 1, 2012, as supplemented

NOTICE OF TERMINATION OF CLASS A SHARES OF THE FORWARD FOCUS FUND, FORWARD INTERNATIONAL SMALL COMPANIES FUND AND FORWARD SMALL CAP EQUITY FUND, AND CLASS C SHARES OF THE FORWARD EXTENDED MARKETPLUS FUND

The following information applies to the Forward Extended MarketPlus Fund, Forward Focus Fund, Forward International Small Companies Fund and Forward Small Cap Equity Fund (each a “Fund” and collectively, the “Funds”) only:

At a meeting of the Board of Trustees of Forward Funds (the “Trust”) held on September 12-13, 2012, the Trustees, including all of the Trustees who are not “interested persons” of the Trust (as that term is defined in the Investment Company Act of 1940, as amended), approved, on behalf of the Funds: (i) the automatic conversion (the “Conversion”) of all outstanding Class A shares of the Forward Focus Fund, Forward International Small Companies Fund and Forward Small Cap Equity Fund and all outstanding Class C shares of the Forward Extended MarketPlus Fund (the “Converting Shares”) into Investor Class shares of the same Fund; and (ii) the termination of the Converting Shares as share classes of each Fund (the “Termination”).

Effective as of the close of business on September 28, 2012, in anticipation of the Conversion and the Termination, Converting Shares of each of the Funds will no longer be sold to new investors or existing shareholders (except through reinvested dividends and automatic investment plans) or be eligible for exchanges from other Forward Funds. In addition, Converting Shares of each of the Funds will be closed to all new accounts.

Distribution and Service (Rule 12b-1) Fees will continue to be paid on behalf of the Converting Shares of each of the Funds until the date of the Conversion. These Fees are paid for ongoing shareholder services, to compensate brokers for past sales and to reimburse the Funds’ distributor for commissions paid in connection with past sales.

The Conversion is expected to occur on or about November 30, 2012 or on such later date as the officers of the Trust determine (the “Conversion Date”). As of the close of business on the Conversion Date, each shareholder of Converting Shares of a Fund will automatically become the owner of the number of corresponding full and fractional Investor Class shares of the same Fund, having an equal aggregate net asset value. On or shortly after the Conversion Date, Converting Shares of each Fund will be terminated as a share class of each Fund.

No sales load, commission or other transactional fee will be imposed as a result of the Conversion. In addition, it is anticipated that Fund shareholders will not recognize a taxable gain or loss on the conversion of their Converting Shares for Investor Class shares, and that Fund shareholders will have the same aggregate tax basis in Investor Class shares received pursuant to the Conversion as in their Converting Shares.

Holders of Converting Shares of a Fund who determine that they do not wish to have their shares automatically converted into Investor Class shares of the same Fund may: (1) redeem their Converting Shares prior to the Conversion Date, or (2) contact the Trust or their broker, financial intermediary or other financial institution prior to the Conversion Date to discuss other options available to them. Please note that a redemption of shares of a Fund will be a taxable event and a shareholder may recognize a gain or loss in connection with that transaction.

PLEASE KEEP THIS SUPPLEMENT FOR FUTURE REFERENCE

SUPP 4A/C INV 09282012

FORWARD FUNDS

Supplement dated October 18, 2012

to the

Summary Prospectus for Investor Class and Institutional Class Shares of the Forward CorePlus Fund, Forward Funds Investor Class and Institutional Class Prospectus, Forward Funds Class Z Prospectus, and Forward Funds Statement of Additional Information

each dated May 1, 2012, as supplemented

NOTICE OF LIQUIDATION OF FORWARD COREPLUS FUND

On October 11, 2012, the Board of Trustees of Forward Funds (the “Trust”), including all of the Trustees who are not “interested persons” of the Trust (as that term is defined in the Investment Company Act of 1940, as amended), approved the liquidation of the Forward CorePlus Fund (the “Fund”), a series of the Trust. The Fund will be liquidated pursuant to a Board-approved Plan of Liquidation on or around December 17, 2012 (the “Liquidation Date”). On the Liquidation Date, the Fund will distribute pro rata to its respective shareholders of record all of the assets of the Fund in complete cancellation and redemption of all of the outstanding shares of beneficial interest, except for cash, bank deposits or cash equivalents in an estimated amount necessary to (i) discharge any unpaid liabilities and obligations of the Fund on the Fund’s books on the Liquidation Date, including, but not limited to, income dividends and capital gains distributions, if any, payable through the Liquidation Date, and (ii) pay such contingent liabilities as the officers of the Trust deem appropriate subject to ratification by the Board.

IN LIGHT OF THE PLANNED LIQUIDATION, SHARES OF THE FORWARD COREPLUS FUND WILL NO LONGER BE OFFERED TO NEW INVESTORS OR EXISTING INVESTORS (EXCEPT THROUGH REINVESTED DIVIDENDS) OR BE AVAILABLE FOR EXCHANGES FROM OTHER FUNDS OF THE TRUST.

PLEASE KEEP THIS SUPPLEMENT FOR FUTURE REFERENCE

****

SUPP CORE 10182012

FORWARD FUNDS

Supplement dated October 18, 2012

to the

Forward Funds Investor Class and Institutional Class Prospectus,

Forward Funds Class A, Class B, Class C and Class M Prospectus and

Forward Funds Class Z Prospectus

each dated May 1, 2012, as supplemented

This supplement replaces the supplement dated August 7, 2012.

NOTICE OF CHANGE IN CUSTODIAN

Effective November 27, 2012, Citibank, N.A. (“Citibank”) will serve as custodian for Forward Funds (the “Trust”). Accordingly, effective November 27, 2012, all references in the prospectuses to the Trust’s custodian shall be changed to Citibank.

PLEASE KEEP THIS SUPPLEMENT FOR FUTURE REFERENCE

SUPP CITI2 PRO 10182012

FORWARD FUNDS

Supplement dated October 18, 2012

to the

Forward Funds Statement of Additional Information (the “SAI”)

dated May 1, 2012, as supplemented

This supplement replaces the supplement dated August 7, 2012.

NOTICE OF CHANGE IN CUSTODIAN

Effective November 27, 2012, Citibank, N.A. (“Citibank”) will serve as custodian for the Trust. Accordingly, effective November 27, 2012, all references in the SAI to the Trust’s custodian shall be changed to Citibank.

Additionally, effective November 27, 2012, the paragraph under the heading “Custodian” on page 133 of the SAI is replaced in its entirety to read as follows:

Citibank, N.A. (“Citibank”) is the Trust’s custodian. Its principal business address is 388 Greenwich Street, New York, New York 10013. Citibank is responsible for the custody of each Fund’s assets and, as foreign custody manager, will oversee the custody of any Fund assets held outside the United States. Citibank takes no part in the decisions relating to the purchase or sale of the Trust’s portfolio securities.

PLEASE KEEP THIS SUPPLEMENT FOR FUTURE REFERENCE

SUPP CITI2 SAI 10182012

FORWARD FUNDS

Supplement dated October 19, 2012

to the

Forward Funds Investor Class and Institutional Class Prospectus (the “No-Load Prospectus”) and

Forward Funds Class A, Class B, Class C and Class M Prospectus (the “Load Prospectus”)

each dated May 1, 2012, as supplemented

The following information applies to the Forward Tactical Enhanced Fund (the “Fund”) only:

At a meeting of the Board of Trustees of Forward Funds (the “Trust”) held on October 11, 2012, the Trustees, including all of the Trustees who are not “interested persons” of the Trust (as that term is defined in the Investment Company Act of 1940, as amended), approved, on behalf of the Fund effective November 1, 2012: (i) changes to the principal investment strategies and principal risks of the Fund; (ii) the termination of the Investment Sub-Advisory Agreement among Forward Management, LLC, the investment advisor (“Forward Management”), the Trust and Broadmark Asset Management, LLC (“Broadmark”); (iii) changes to the advisory arrangement of the Fund; and (iv) a reduction in the management fee and expense limits for the Fund.

Changes to Principal Investment Strategies

Effective November 1, 2012, the section titled “Principal Investment Strategies” on page 96 of the No-Load Prospectus and page 100 of the Load Prospectus shall be replaced in its entirety to read as follows:

Principal Investment Strategies

The Fund invests primarily in a diversified portfolio of instruments providing exposure, both long and short, to the U.S. and non-U.S. equity markets, including exchange-traded funds (“ETFs”), futures and options on securities, securities indices and shares of ETFs. The Fund may seek exposure to equity securities of issuers in all market capitalization ranges, including small capitalization companies, without limitation.

Under certain market conditions, the Fund may hold a substantial portion of its assets in cash, cash equivalents, and/or in fixed income securities that are investment grade quality and have maturities of less than three years (“Fixed Income Securities”). The Fund’s Fixed Income Securities may include investments in the Forward Floating NAV Short Duration Fund or other Forward Funds.

The Fund’s investment strategy seeks to identify potential long and short investments for the Fund through quantitative analysis of factors including market breadth, market price movements, market trends and market volatility. The Fund is expected to have significant investments in Fixed Income Securities when attractive long or short investment opportunities are not available. The Advisor adjusts the mix of the Fund’s long, short and Fixed Income Securities investments based on its analysis of market conditions and at times the Fund’s investment positions may be primarily long, short or in Fixed Income Securities. The Fund may employ leveraged investment techniques to increase the Fund’s exposure to specific investment opportunities. Generally, the Fund will maintain net investment exposure between 100% net long and 100% net short, although the Fund may have investment exposure up to 200% net long.

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Termination of Broadmark as Sub-Advisor

Effective November 1, 2012, Broadmark will cease serving as the Fund’s sub-advisor and Forward Management will assume direct management responsibility with respect to the Fund. Accordingly, effective November 1, 2012, all references in the prospectuses to Broadmark acting as sub-advisor for the Fund shall be deleted.

Change of Advisory Arrangement of the Fund

Effective November 1, 2012, all references in the prospectuses to Christopher J. Guptill as the portfolio manager of the Fund shall be deleted.

****

Effective November 1, 2012, the following paragraph is added following the first paragraph under the heading “Performance Information” in the Fund’s “Fund Summary” section in the No-Load Prospectus and Load Prospectus:

On November 1, 2012, Forward Management assumed all responsibilities for selecting the Fund’s investments and incorporated new principal investment strategies for the Fund as discussed above under “Principal Investment Strategies.” Performance figures shown below for periods before November 1, 2012 represent performance of the prior sub-advisor to the Fund under the previous investment strategies for the Fund.

****

Effective November 1, 2012, the section titled “Investment Advisor/Portfolio Manager” on page 98 of the No-Load Prospectus and page 102 of the Load Prospectus will be replaced in its entirety to read as follows:

Investment Advisor/Portfolio Managers

Forward Management serves as investment advisor to the Fund. The Fund is team managed and all investment decisions are made jointly by the team. The members of the Fund’s team are: Jim Welsh, Portfolio Manager, and Jim O’Donnell, CFA, Chief Investment Officer. Messrs. Welsh and O’Donnell have co-primary responsibility for the day-to-day management of the Fund and have managed the Fund since November 1, 2012.

****

Effective November 1, 2012, the Forward Tactical Enhanced Fund is added to the list of Funds directly managed by Forward Management in the third sentence of the second paragraph under the section titled “Management of the Funds – Investment Advisor/Portfolio Managers” in the No-Load Prospectus and Load Prospectus.

****

Effective November 1, 2012, the following paragraphs shall be added under the heading/subheading “Management of the Funds – Investment Advisor/Portfolio Managers” before the last paragraph on page 126 of the No-Load Prospectus and before the last paragraph on page 131 of the Load Prospectus:

The Forward Tactical Enhanced Fund is team managed and all investment decisions are made jointly by the team. The members of the team are:

Jim Welsh. Mr. Welsh has been a Portfolio Manager with Forward Management since June 2012. Mr. Welsh has co-primary responsibility for the day to day management of the Forward Tactical Enhanced Fund. From June 2010 to May 2012, Mr. Welsh was a Financial Advisor with Morgan Stanley Smith Barney. From March 1991 to June 2010, Mr. Welsh was the sole proprietor of Welsh Money Management, an investment advisory firm.

Jim O’Donnell, CFA. Mr. O’Donnell is Chief Investment Officer of Forward Management. He has held this position since July 2006. Mr. O’Donnell has overall responsibility for asset management at Forward Management. Mr. O’Donnell has co-primary responsibility for the day to day management of the Forward Tactical Enhanced Fund. From September 2001 to October 2002 and from February 2004 to May 2006, Mr. O’Donnell was an Analyst with Meisenbach Capital, conducting fundamental and financial analysis for a hedge fund portfolio. Between November 2002 and February 2004, Mr. O’Donnell was a consultant with Rainmaker Alliance, consulting with venture capital and start-up firms on financial models, projections and business strategy. From April 1993 to August 2001, Mr. O’Donnell was a Portfolio Manager for Nicholas-Applegate Capital Management, responsible for stock selection and financial analysis for large cap, mid cap, and small cap portfolios. Mr. O’Donnell is a Chartered Financial Analyst and holds an MBA.

****

Reduction in Management Fee and Expense Limits

Effective November 1, 2012, the management fee Forward Management receives from the Fund is permanently reduced to an annual rate of 1.15% of the Fund’s average daily net assets. Additionally, effective November 1, 2012, the expense limit (as a percentage of the applicable class of the Fund’s average daily net assets) applicable to each class of the Fund is permanently reduced as follows:

Class	Expense Limit Prior to November 1, 2012	Expense Limit Effective November 1, 2012
Investor Class	2.34%	1.84%
Institutional Class	1.99%	1.49%
Class A	2.49%	1.99%
Class C	2.94%	2.44%
Class M	1.99%	1.49%

Accordingly, effective November 1, 2012, the following changes are made:

The “Annual Fund Operating Expenses” table and the “Examples” table for the Fund on page 96 of the No-Load Prospectus are replaced to read as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)(1)

	Investor Class	Institutional Class
Management Fee(1)	1.15%	1.15%
Distribution (12b-1) Fees	0.25%	N/A
Shareholder Services Fees	0.15%	0.05%
Other Expenses(1)	0.37%	0.37%
Acquired Fund Fees and Expenses(1)	0.35%	0.35%
Total Annual Fund Operating Expenses	2.27%	1.92%
Fee Waiver and/or Expense Reimbursement(2)	–0.08%	–0.08%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	2.19%	1.84%

(1)	Restated to reflect current fees.

(2)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2013, in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired funds fees and expenses, and extraordinary expenses) for Investor Class and Institutional Class shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 1.84% and 1.49%, respectively. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Examples

These Examples are intended to help you compare the costs of investing in Investor Class or Institutional Class shares of the Fund with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated. The Examples also assume that your investment has a 5% return each year, that the Fund’s total annual operating expenses remain the same, and that the contractual fee waiver/reimbursement is in place for the first year. Although actual costs may be higher or lower, based on these assumptions your costs whether or not you redeemed your shares would be:

	Investor Class	Institutional Class
1 Year	$222	$187
3 Years	$701	$595
5 Years	$1,207	$1,029
10 Years	$2,595	$2,234

****

The “Annual Fund Operating Expenses” table and the “Examples” table for the Fund on page 100 of the Load Prospectus are replaced to read as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)(1)

	Class A	Class C	Class M
Management Fee(1)	1.15%	1.15%	1.15%
Distribution (12b-1) Fees	0.35%	0.75%	N/A
Shareholder Services Fees	0.20%	0.25%	0.05%
Other Expenses(1)	0.37%	0.37%	0.37%
Acquired Fund Fees and Expenses(1)	0.35%	0.35%	0.35%
Total Annual Fund Operating Expenses	2.42%	2.87%	1.92%
Fee Waiver and/or Expense Reimbursement(2)	–0.08%	–0.08%	–0.08%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	2.34%	2.79%	1.84%

(1)	Restated to reflect current fees.

(2)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2013, in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired funds fees and expenses, and extraordinary expenses) for Class A, Class C and Class M shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 1.99%, 2.44% and 1.49%, respectively. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Examples

These Examples are intended to help you compare the costs of investing in Class A, Class C or Class M shares of the Fund with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated and then redeem all your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year, that the Fund’s total annual operating expenses remain the same, and that the contractual fee waiver/reimbursement is in place for the first year. Although actual costs may be higher or lower, based on these assumptions your costs would be:

	Class A	Class C	Class M
1 Year	$798	$382	$187
3 Years	$1,279	$881	$595
5 Years	$1,784	$1,505	$1,029
10 Years	$3,163	$3,185	$2,234

You would pay the following expenses if you did not redeem your shares:

	Class A	Class C	Class M
1 Year	$798	$282	$187
3 Years	$1,279	$881	$595
5 Years	$1,784	$1,505	$1,029
10 Years	$3,163	$3,185	$2,234

****

The following sentence is added to the footnote pertaining to the Fund on page 127 of the No-Load Prospectus and page 132 of the Load Prospectus:

Effective as of November 1, 2012, Forward Management assumed all responsibilities with respect to directing the investments of the Forward Tactical Enhanced Fund. Effective as of November 1, 2012, the annual advisory fee (as a percentage of daily net assets) paid to Forward Management was reduced from 1.75% to 1.15%.

****

PLEASE KEEP THIS SUPPLEMENT FOR FUTURE REFERENCE

SUPP TE PM PRO 10192012

Forward Funds

Supplement dated October 19, 2012

to the

Forward Funds Statement of Additional Information (the “SAI”)

dated May 1, 2012, as supplemented

This supplement amends the SAI dated May 1, 2012, as supplemented, in order to incorporate changes of the advisory arrangement and fee arrangements for the Forward Tactical Enhanced Fund (the “Fund”), an existing series of Forward Funds. Accordingly, the following revisions are incorporated into the SAI effective as of November 1, 2012:

Change of Advisory Arrangement of the Fund

Effective November 1, 2012, all references in the SAI to Broadmark Asset Management, LLC (“Broadmark”) as the sub-advisor to the Fund and to Christopher J. Guptill as the portfolio manager of the Fund shall be deleted.

****

Effective November 1, 2012, the following paragraph shall be added under the heading/subheading “INVESTMENT ADVISORY AND OTHER SERVICES – Investment Advisor” to replace the first paragraph on page 15 of the SAI:

Forward Management directly manages the Allocation Funds, Forward Commodity Long/Short Strategy Fund, Forward CorePlus Fund, Forward Emerging Markets Fund, Forward Endurance Long/Short Fund, Forward Extended MarketPlus Fund, Forward Focus Fund, Forward Floating NAV Short Duration Fund, Forward Frontier Strategy Fund, Forward Global Infrastructure Fund, Forward International Dividend Fund, Forward International Real Estate Fund, Forward Large Cap Dividend Fund, Forward Managed Futures Strategy Fund, Forward Real Estate Fund, Forward Real Estate Long/Short Fund, Forward Select EM Dividend Fund, Forward Select Income Fund, Forward Small Cap Equity Fund, Forward Strategic Alternatives Fund, Forward Tactical Enhanced Fund, Forward U.S. Government Money Fund, and the cash portion of the Forward International Small Companies Fund (collectively, the “Forward Management Directly Advised Funds”). Forward Management has delegated to the Sub-Advisors the authority to manage each other Fund of the Trust.

****

Effective November 1, 2012, the following changes shall be made under the heading/subheading “INVESTMENT ADVISORY AND OTHER SERVICES – Investment Management and Sub-Advisory Agreements” on pages 16-22 of the SAI:

The first sentence of the first full paragraph on page 18 is replaced in its entirety to read as follows:

The Investment Advisor compensates the Sub-Advisors for the Forward Credit Analysis Long/Short Fund, Forward EM Corporate Debt Fund, Forward Global Credit Long/Short Fund, Forward International Small Companies Fund (non-cash portion) and Forward Tactical Growth Fund out of the Investment Advisor’s revenues.

The first sentence of the paragraph on page 20 is revised to read as follows:

For the services provided pursuant to the Sub-Advisory Agreements with Forward Management, the Sub-Advisors for the Forward Credit Analysis Long/Short Fund, Forward EM Corporate Debt Fund, Forward Global Credit Long/Short Fund, Forward International Small Companies Fund (non-cash portion) and Forward Tactical Growth Fund are paid an annual fee from Forward Management; and the Sub-Advisors for the Forward High Yield Bond Fund and Forward Investment Grade Fixed-Income Fund are paid an annual fee from the Trust on behalf of the applicable Fund.

The reference to the Fund in the table on page 20 concerning the sub-advisory fee rates is removed in its entirety.

The third sentence of the paragraph on page 22 is replaced in its entirety to read as follows:

With respect to the Forward EM Corporate Debt Fund and Forward Global Credit Long/Short Fund, the Sub-Advisor has contractually agreed to waive its fees in the same proportion as the Investment Advisor in amounts necessary to limit the Fund’s operating expenses to the annual rate stated in the prospectus.

****

Effective November 1, 2012, the following information regarding the other accounts managed by the portfolio managers of the Fund shall be added to the information under the heading/subheading “INVESTMENT ADVISORY AND OTHER SERVICES—Portfolio Managers—Forward Management, LLC” on pages 28-39 of the SAI:

Forward Tactical Enhanced Fund

The Forward Tactical Enhanced Fund is team managed by Jim Welsh, Portfolio Manager, and Jim O’Donnell, CFA, Chief Investment Officer. Messrs. Welsh and O’Donnell have co-primary responsibility for the day-to-day management of the Fund. The tables below include details about the type, number, and assets under management for the various types of accounts, and total assets in the accounts with respect to which the advisory fee is based on the performance of the accounts that Messrs. Welsh and O’Donnell managed as of December 31, 2011:

Jim Welsh

Type of Account	Number of Accounts Managed	Total Assets Managed (in Millions)	Number of Accounts Managed for which Advisory Fee is Performance-Based	Total Assets Managed for which Advisory Fee is Performance- Based (in Millions)
Registered Investment Companies	0	$0.0	0	$0.0
Other pooled investment vehicles	0	$0.0	0	$0.0
Other accounts	0	$0.0	0	$0.0

Jim O’Donnell

Type of Account	Number of Accounts Managed	Total Assets Managed (in Millions)	Number of Accounts Managed for which Advisory Fee is Performance-Based	Total Assets Managed for which Advisory Fee is Performance- Based (in Millions)
Registered Investment Companies	24	$2,884.6	0	$0.0
Other pooled investment vehicles	1	$7.0	1	$7.0
Other accounts	9	$1.3	0	$0.0

The potential for conflicts of interest exists when portfolio managers manage other accounts with similar investment objectives and strategies as the Funds. For example, the nature and amount of compensation paid to Forward Management may be different in that certain accounts are subject to asset-based fees and other accounts are subject to performance-based fees. Forward Management and its personnel may also have differing investment or pecuniary interests in different accounts managed by Forward Management, and the personnel may have differing compensatory interests with respect to different accounts. Forward Management faces a potential conflict of interest when (i) the actions taken on behalf of one account may impact other similar or different accounts (e.g., where accounts have the same or similar investment strategies or otherwise compete for investment opportunities, have potentially conflicting investment strategies or investments, or have differing ability to engage in short sales and economically similar transactions) and/or (ii) Forward Management and its personnel have differential interests in such accounts (e.g., where Forward Management or its related persons are exposed to different potential for gain or loss through differential ownership interests or compensation structures) because Forward Management may have an incentive to favor certain accounts over others that may be less lucrative. Such conflicts may present particular concern when, for example, Forward Management places, or allocates the results of, securities transactions that Forward Management believes could more likely result in favorable performance, engages in cross trades, or executes potentially conflicting or competing investments. To mitigate these conflicts, Forward Management’s policies and procedures seek to ensure that investment decisions are made in accordance with the fiduciary duties owed to such accounts and without consideration of Forward Management’s (or such personnel’s) pecuniary, investment, or other financial interests, and to ensure fair and equitable allocation of investment opportunities among its clients over time.

Mr. Welsh’s compensation consists of a fixed salary. Mr. Welsh may also receive payment from Forward Management under an Intellectual Property Assignment Agreement based on revenues that Forward Management receives from the Fund.

Mr. O’Donnell’s compensation consists of a fixed salary and long-term and short-term management incentive programs that are based, in part, on the profitability of Forward Management. To the extent the success of the Fund affects the profitability of Forward Management, it indirectly affects Mr. O’Donnell’s compensation.

****

Effective November 1, 2012, the information concerning the portfolio managers ownership with respect to the Fund as contained in the table under the heading/subheading “INVESTMENT ADVISORY AND OTHER SERVICES—Portfolio Managers” on pages 39-41 of the SAI shall be replaced to read as follows:

Information as of December 31, 2011 (except as otherwise noted)

Name of Portfolio Manager	Fund	Dollar Range of Equity Securities in the Fund*
Jim Welsh**	Forward Tactical Enhanced Fund	A
Jim O’Donnell**	Forward Tactical Enhanced Fund	A

*	Key to Dollar Ranges
**	Information as of October 18, 2012
A	None
B	$1 - $10,000
C	$10,001 - $50,000
D	$50,001 - $100,000
E	$100,001 - $500,000
F	$500,001 - $1,000,000
G	Over $1,000,000

Change in Management Fee and Expense Limits

Effective November 1, 2012, the following changes are made under the heading/subheading “INVESTMENT ADVISORY AND OTHER SERVICES – Investment Management and Sub-Advisory Agreements” on pages 16-22 of the SAI:

The information concerning the investment advisory fee paid by the Fund as contained in the table on pages 16-17 of the SAI is replaced to read as follows:

Fund	Advisory Fee
Forward Tactical Enhanced Fund	1.15%

The information concerning the investment sub-advisory fee paid by the Fund as contained in the table on page 20 of the SAI is deleted in entirety.

The information concerning the expense limitation agreement with the Fund as contained in the table on pages 21-22 of the SAI is replaced to read as follows:

Fund	Class	End Date	Expense Limit
Forward Tactical Enhanced Fund	Class A	April 30, 2013	1.99%
Forward Tactical Enhanced Fund	Class C	April 30, 2013	2.44%
Forward Tactical Enhanced Fund	Class M	April 30, 2013	1.49%
Forward Tactical Enhanced Fund	Investor Class	April 30, 2013	1.84%
Forward Tactical Enhanced Fund	Institutional Class	April 30, 2013	1.49%

****

PLEASE KEEP THIS SUPPLEMENT FOR FUTURE REFERENCE

SUPP TE SAI 10192012

FORWARD FUNDS

Supplement dated October 22, 2012

to the

Summary Prospectus for Investor Class and Institutional Class Shares of the Forward Extended MarketPlus Fund (“No-Load Summary Prospectus”), Summary Prospectus for Class C Shares of the Forward Extended MarketPlus Fund (“Load Summary Prospectus”), Forward Funds Investor Class and Institutional Class Prospectus (“No-Load Prospectus”), Forward Funds Class A, Class B, Class C and Class M Prospectus (“Load Prospectus”) and Forward Funds Class Z Prospectus (“Class Z Prospectus”)

each dated May 1, 2012, as supplemented

IMPORTANT NOTICE REGARDING CHANGES IN FEES AND EXPENSE LIMITS

The following information applies to the Forward Extended MarketPlus Fund only:

Reduction in Management Fee and Expense Limits

Effective November 1, 2012, the management fee Forward Management, LLC (“Forward Management”) receives from the Forward Extended MarketPlus Fund was permanently reduced to an annual rate of 0.50% of the Fund’s average daily net assets. Additionally, effective November 1, 2012, the following expense limits (as a percentage of the applicable class of the Fund’s average daily net assets) are applicable to each class of the Fund:

Class	Expense Limit Effective November 1, 2012
Class C	1.75%
Class Z	0.75%
Investor Class	1.25%
Institutional Class	0.85%

Accordingly, effective November 1, 2012, the following changes are made:

The “Annual Fund Operating Expenses” table and the “Examples” table for the Forward Extended MarketPlus Fund in the No-Load Summary Prospectus and the No-Load Prospectus are replaced to read as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)(1)

	Investor Class	Institutional Class
Management Fee(1)	0.50%	0.50%
Distribution (12b-1) Fees	0.25%	N/A
Shareholder Services Fees	0.25%	0.10%
Other Expenses(1)	0.32%	0.32%
Total Annual Fund Operating Expenses	1.32%	0.92%
Fee Waiver and/or Expense Reimbursement(2)	–0.07%	–0.07%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.25%	0.85%

(1)	Restated to reflect current fees.

(2)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2013, in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired funds fees and expenses, and extraordinary expenses) for Investor Class and Institutional Class shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 1.25% and 0.85%, respectively. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Examples

These Examples are intended to help you compare the costs of investing in Investor Class or Institutional Class shares of the Fund with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated. The Examples also assume that your investment has a 5% return each year, that the Fund’s total annual operating expenses remain the same, and that the contractual fee waiver/reimbursement is in place for the first year. Although actual costs may be higher or lower, based on these assumptions your costs whether or not you redeemed your shares would be:

	Investor Class	Institutional Class
1 Year	$127	$87
3 Years	$411	$286
5 Years	$716	$502
10 Years	$1,582	$1,124

The “Annual Fund Operating Expenses” table and the “Examples” table for the Forward Extended MarketPlus Fund in the Load Summary Prospectus and the Load Prospectus are replaced to read as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)(1)

Class C
Management Fee(1)	0.50%
Distribution (12b-1) Fees	0.75%
Shareholder Services Fees	0.25%
Other Expenses(1)	0.32%
Total Annual Fund Operating Expenses	1.82%
Fee Waiver and/or Expense Reimbursement(2)	–0.07%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.75%

(1)	Restated to reflect current fees.

(2)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2013, in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired funds fees and expenses, and extraordinary expenses) for Class C shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 1.75%. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Examples

These Examples are intended to help you compare the costs of investing in Class C shares of the Fund with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated and then redeem all your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year, that the Fund’s total annual operating expenses remain the same, and that the contractual fee waiver/reimbursement is in place for the first year. Although actual costs may be higher or lower, based on these assumptions your costs would be:

Class C
1 Year	$278
3 Years	$566
5 Years	$978
10 Years	$2,129

You would pay the following expenses if you did not redeem your shares:

Class C
1 Year	$178
3 Years	$566
5 Years	$978
10 Years	$2,129

The “Annual Fund Operating Expenses” table and the “Examples” table for the Forward Extended MarketPlus Fund in the Class Z Prospectus are replaced to read as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)(1)

Class Z
Management Fee(1)	0.50%
Distribution (12b-1) Fees	N/A
Shareholder Services Fees	N/A
Other Expenses(1)	0.32%
Total Annual Fund Operating Expenses	0.82%
Fee Waiver and/or Expense Reimbursement(2)	–0.07%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.75%

(1)	Restated to reflect current fees.

(2)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2013, in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired funds fees and expenses, and extraordinary expenses) for Class Z shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 0.75%. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Examples

These Examples are intended to help you compare the costs of investing in Class Z shares of the Fund with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated. The Examples also assume that your investment has a 5% return each year, that the Fund’s total annual operating expenses remain the same, and that the contractual fee waiver/reimbursement is in place for the first year. Although actual costs may be higher or lower, based on these assumptions your costs whether or not you redeemed your shares would be:

Class Z
1 Year	$77
3 Years	$255
5 Years	$448
10 Years	$1,006

The following footnote pertaining to the Forward Extended MarketPlus Fund is added to the table on pages 127-128 of the No-Load Prospectus, pages 132-133 of the Load Prospectus, and page 43 of the Class Z Prospectus:

Effective November 1, 2012, the management fee paid to Forward Management was reduced to 0.50%.

****

Please keep this supplement for future reference

SUPP EXT FEE PRO 10222012

FORWARD FUNDS

Supplement dated October 22, 2012

to the

Forward Funds Statement of Additional Information (the “SAI”)

dated May 1, 2012, as supplemented

This supplement amends the SAI dated May 1, 2012, as supplemented, in order to incorporate changes to the fee arrangements for the Forward Extended MarketPlus Fund (the “Fund”), an existing series of Forward Funds. Accordingly, the following revisions are incorporated into the SAI effective as of November 1, 2012:

Effective November 1, 2012, the following changes are made under the heading/subheading “INVESTMENT ADVISORY AND OTHER SERVICES—Investment Management and Sub-Advisory Agreements” on pages 16-22 of the SAI:

The information concerning the investment advisory fee paid by each Fund as contained in the table on pages 16-17 of the SAI is replaced to read as follows:

Fund	Advisory Fee
Forward Extended MarketPlus Fund	0.50%

The following information concerning the expense limitation agreement with the Forward Extended MarketPlus Fund is added to the table on pages 21-22 of the SAI:

Fund	Class	End Date	Expense Limit
Forward Extended MarketPlus Fund	Class C	April 30, 2013	1.75%
Forward Extended MarketPlus Fund	Class Z	April 30, 2013	0.75%
Forward Extended MarketPlus Fund	Investor Class	April 30, 2013	1.25%
Forward Extended MarketPlus Fund	Institutional Class	April 30, 2013	0.85%

****

Please keep this supplement for future reference

SUPP EXT FEE SAI 10222012

FORWARD FUNDS

Supplement dated October 25, 2012

to the

Summary Prospectus for Investor Class and Institutional Class Shares of the Forward Aggressive Growth Allocation Fund (“No-Load Summary Prospectus”), Summary Prospectus for Class A and Class C Shares of the Forward Aggressive Growth Allocation Fund (“Load Summary Prospectus”), Forward Funds Investor Class and Institutional Class Prospectus (“No-Load Prospectus”), Forward Funds Class A Shares, Class B Shares, Class C Shares and Class M Shares Prospectus (“Load Prospectus”), and the Forward Funds Statement of Additional Information

each dated May 1, 2012, as supplemented

IMPORTANT NOTICE REGARDING CHANGE IN FUND NAME AND STRATEGIES AND ADDITION OF BENCHMARK INDEX

The following information applies to the Forward Aggressive Growth Allocation Fund (the “Fund”) only:

Change in Fund Name

Effective December 3, 2012, the name of the Fund will be changed to the “Forward Multi-Strategy Fund.” Accordingly, effective December 3, 2012, all references in each of the prospectuses and the statement of additional information to “Forward Aggressive Growth Allocation Fund” shall be replaced with “Forward Multi-Strategy Fund.”

****

Changes to Principal Investment Strategies

Additionally, the section titled “Principal Investment Strategies” in the No-Load Summary Prospectus, the Load Summary Prospectus, the No-Load Prospectus and the Load Prospectus shall be replaced in its entirety to read as follows:

The Fund is a “fund of funds” that primarily invests in a combination of other Forward Funds (“Underlying Funds”), including the following types of Underlying Funds: U.S. equity, frontier and emerging market, international equity, U.S. fixed-income, international fixed-income, money market, long/short, tactical and other alternative investment strategies. Forward Management, LLC (“Forward Management” or the “Advisor”) uses an asset allocation strategy designed to provide capital appreciation to investors with a very high risk tolerance and an investment time horizon of 10 years or more. The Advisor may from time to time modify the asset allocation of the Fund in response to the Advisor’s outlook for the economy, financial markets generally and/or relative market valuation of the asset classes and investment strategies represented by each Underlying Fund. In addition to investing in other Forward Funds, the Fund may enter into repurchase agreements collateralized by the U.S. Government or its agencies. The Fund’s current asset allocation, which is updated quarterly, is available at www.forwardinvesting.com.

Addition of Benchmark Index

Effective December 3, 2012, the HFRI Fund of Funds Composite Index is added as an additional benchmark index for the Fund. Accordingly, effective December 3, 2012, the following changes are made:

The third and fourth sentences of the first paragraph under the heading “Performance Information” in the No-Load Summary Prospectus and the No-Load Prospectus shall be revised to read as follows:

The accompanying table compares the Fund’s Institutional Class and Investor Class shares’ average annual total returns to those of certain market indices and an index of other funds of funds over time. A brief description of the indices is included in the Appendix to the Fund’s prospectus.

The fourth and fifth sentences of the first paragraph under the heading “Performance Information” in the Load Summary Prospectus and the Load Prospectus shall be revised to read as follows:

The accompanying table compares the Fund’s Class A and Class C shares’ average annual total returns to those of certain market indices and an index of other funds of funds over time. A brief description of the indices is included in the Appendix to the Fund’s prospectus.

The following sentence is added to the end of the second paragraph under the heading “Performance Information” in the No-Load Summary Prospectus, the Load Summary Prospectus, the No-Load Prospectus and the Load Prospectus:

Effective December 3, 2012, the HFRI Fund of Funds Composite Index was added as an additional benchmark index for the Fund.

The “Average Annual Total Returns” table in the No-Load Summary Prospectus and the No-Load Prospectus is supplemented with the following information, for the period ended December 31, 2011:

	1 YEAR	5 YEARS	10 YEARS	SINCE INCEPTION
HFRI Fund of Funds Composite Index	–5.72%	–0.75%	3.25%	3.33%

The “Average Annual Total Returns” table in the Load Summary Prospectus and the Load Prospectus is supplemented with the following information, for the period ended December 31, 2011:

	1 YEAR	5 YEARS	SINCE INCEPTION
Forward Multi-Strategy Fund – Class C (Inception: 12/30/02)
HFRI Fund of Funds Composite Index	–5.72%	–0.75%	3.58%
Forward Multi-Strategy Fund – Class A (Inception: 9/29/03)
HFRI Fund of Funds Composite Index	–5.72%	–0.75%	3.05%

Addition to Description of Market Indices

Also, the following description shall be added to the Appendix on pages 209-210 of the No-Load Prospectus and pages 215-216 of the Load Prospectus:

HFRI Fund of Funds Composite Index: The HFRI Fund of Funds Composite Index is an equal-weighted index comprised of fund of funds. The index includes over 600 constituents, both domestic and offshore funds.

****

PLEASE KEEP THIS SUPPLEMENT FOR FUTURE REFERENCE

SUPP AGR GRT 10252012

FORWARD FUNDS

Supplement dated October 25, 2012

to the

Forward Funds Investor Class and Institutional Class Prospectus (“No-Load Prospectus”) and Forward Funds Class A, Class B, Class C and Class M Prospectus (“Load Prospectus”)

each dated May 1, 2012, as supplemented

IMPORTANT NOTICE REGARDING CHANGE OF BENCHMARK INDICES

The following information applies to the Forward Balanced Allocation Fund, Forward Growth & Income Allocation Fund, Forward Growth Allocation Fund and Forward Income & Growth Allocation Fund (each a “Fund” and collectively, the “Funds”) only:

Forward Balanced Allocation Fund

Effective December 3, 2012, the benchmark index for the Forward Balanced Allocation Fund will be the Balanced Allocation Blended Index (50% Barclays Capital Global Aggregate GDP Weighted Index/50% MSCI ACWI GDP Weighted Index). Accordingly, the following paragraph shall replace the second paragraph under the heading “Performance Information” in the No-Load Prospectus and the Load Prospectus:

Effective December 3, 2012, the Balanced Allocation Blended Index (50% Barclays Capital Global Aggregate GDP Weighted Index/50% MSCI ACWI GDP Weighted Index) replaced the Fund’s prior benchmark indices. Forward Management made this recommendation to the Fund’s Board because the new index more closely aligns to the Fund’s investment strategies. Information on the Fund’s prior benchmark indices will be shown for at least a one-year transition period. In the future, however, only the Balanced Allocation Blended Index, the Barclays Capital Global Aggregate GDP Weighted Index and the MSCI ACWI GDP Weighted Index will be shown.

Additionally, the “Average Annual Total Returns” table in the No-Load Prospectus is supplemented with the following information, for the period ended December 31, 2011:

	1 YEAR	5 YEARS	10 YEARS	SINCE INCEPTION
Balanced Allocation Blended Index (50% Barclays Capital Global Aggregate GDP Weighted Index/50% MSCI ACWI GDP Weighted Index)	–3.13%	2.62%	7.59%	6.19%
Barclays Capital Global Aggregate GDP Weighted Index	5.26%	6.19%	7.23%	6.74%
MSCI ACWI GDP Weighted Index	–11.46%	–1.84%	7.11%	4.80%

The “Average Annual Total Returns” table in the Load Prospectus is supplemented with the following information, for the period ended December 31, 2011:

	1 YEAR	5 YEARS	SINCE INCEPTION
Forward Balanced Allocation Fund – Class C (Inception: 12/30/02)
Balanced Allocation Blended Index (50% Barclays Capital Global Aggregate GDP Weighted Index/50% MSCI ACWI GDP Weighted Index)	–3.13%	2.62%	8.73%
Barclays Capital Global Aggregate GDP Weighted Index	5.26%	6.19%	6.66%
MSCI ACWI GDP Weighted Index	–11.46%	–1.84%	10.04%
Forward Balanced Allocation Fund – Class A (Inception: 9/29/03)
Balanced Allocation Blended Index (50% Barclays Capital Global Aggregate GDP Weighted Index/50% MSCI ACWI GDP Weighted Index)	–3.13%	2.62%	7.60%
Barclays Capital Global Aggregate GDP Weighted Index	5.26%	6.19%	6.32%
MSCI ACWI GDP Weighted Index	–11.46%	–1.84%	8.08%

Forward Growth & Income Allocation Fund

Effective December 3, 2012, the benchmark index for the Forward Growth & Income Allocation Fund will be the Growth & Income Allocation Blended Index (40% Barclays Capital Global Aggregate GDP Weighted Index/60% MSCI ACWI GDP Weighted Index). Accordingly, the following paragraph shall replace the second paragraph under the heading “Performance Information” in the No-Load Prospectus and the Load Prospectus:

Effective December 3, 2012, the Growth & Income Allocation Blended Index (40% Barclays Capital Global Aggregate GDP Weighted Index/60% MSCI ACWI GDP Weighted Index) replaced the Fund’s prior benchmark indices. Forward Management made this recommendation to the Fund’s Board because the new index more closely aligns to the Fund’s investment strategies. Information on the Fund’s prior benchmark indices will be shown for at least a one-year transition period. In the future, however, only the Growth & Income Allocation Blended Index, the Barclays Capital Global Aggregate GDP Weighted Index and the MSCI ACWI GDP Weighted Index will be shown.

Additionally, the “Average Annual Total Returns” table in the No-Load Prospectus is supplemented with the following information, for the period ended December 31, 2011:

	1 YEAR	5 YEARS	10 YEARS	SINCE INCEPTION
Growth & Income Allocation Blended Index (40% Barclays Capital Global Aggregate GDP Weighted Index/60% MSCI ACWI GDP Weighted Index)	–4.81%	1.80%	7.56%	5.98%
Barclays Capital Global Aggregate GDP Weighted Index	5.26%	6.19%	7.23%	6.74%
MSCI ACWI GDP Weighted Index	–11.46%	–1.84%	7.11%	4.80%

The “Average Annual Total Returns” table in the Load Prospectus is supplemented with the following information, for the period ended December 31, 2011:

	1 YEAR	5 YEARS	SINCE INCEPTION
Forward Growth & Income Allocation Fund – Class C (Inception: 12/30/02)
Growth & Income Allocation Blended Index (40% Barclays Capital Global Aggregate GDP Weighted Index/60% MSCI ACWI GDP Weighted Index)	–4.81%	1.80%	9.06%
Barclays Capital Global Aggregate GDP Weighted Index	5.26%	6.19%	6.66%
MSCI ACWI GDP Weighted Index	–11.46%	–1.84%	10.04%
Forward Growth & Income Allocation Fund – Class A (Inception: 9/29/03)
Growth & Income Allocation Blended Index (40% Barclays Capital Global Aggregate GDP Weighted Index/60% MSCI ACWI GDP Weighted Index)	–4.81%	1.80%	7.76%
Barclays Capital Global Aggregate GDP Weighted Index	5.26%	6.19%	6.32%
MSCI ACWI GDP Weighted Index	–11.46%	–1.84%	8.08%

Forward Growth Allocation Fund

Effective December 3, 2012, the benchmark index for the Forward Growth Allocation Fund will be the Growth Allocation Blended Index (20% Barclays Capital Global Aggregate GDP Weighted Index/80% MSCI ACWI GDP Weighted Index). Accordingly, the following paragraph shall replace the second paragraph under the heading “Performance Information” in the No-Load Prospectus and the Load Prospectus:

Effective December 3, 2012, the Growth Allocation Blended Index (20% Barclays Capital Global Aggregate GDP Weighted Index/80% MSCI ACWI GDP Weighted Index) replaced the Fund’s prior benchmark indices. Forward Management made this recommendation to the Fund’s Board because the new index more closely aligns to the Fund’s investment strategies. Information on the Fund’s prior benchmark indices will be shown for at least a one-year transition period. In the future, however, only the Growth Allocation Blended Index, the Barclays Capital Global Aggregate GDP Weighted Index and the MSCI ACWI GDP Weighted Index will be shown.

Additionally, the “Average Annual Total Returns” table in the No-Load Prospectus is supplemented with the following information, for the period ended December 31, 2011:

	1 YEAR	5 YEARS	10 YEARS	SINCE INCEPTION
Growth Allocation Blended Index (20% Barclays Capital Global Aggregate GDP Weighted Index/80% MSCI ACWI GDP Weighted Index)	–8.14%	0.05%	7.41%	5.46%
Barclays Capital Global Aggregate GDP Weighted Index	5.26%	6.19%	7.23%	6.74%
MSCI ACWI GDP Weighted Index	–11.46%	–1.84%	7.11%	4.80%

The “Average Annual Total Returns” table in the Load Prospectus is supplemented with the following information, for the period ended December 31, 2011:

	1 YEAR	5 YEARS	SINCE INCEPTION
Forward Growth Allocation Fund – Class C (Inception: 12/30/02)
Growth Allocation Blended Index (20% Barclays Capital Global Aggregate GDP Weighted Index/80% MSCI ACWI GDP Weighted Index)	–8.14%	0.05%	9.61%
Barclays Capital Global Aggregate GDP Weighted Index	5.26%	6.19%	6.66%
MSCI ACWI GDP Weighted Index	–11.46%	–1.84%	10.04%
Forward Growth Allocation Fund – Class A (Inception: 9/29/03)
Growth Allocation Blended Index (20% Barclays Capital Global Aggregate GDP Weighted Index/80% MSCI ACWI GDP Weighted Index)	–8.14%	0.05%	7.99%
Barclays Capital Global Aggregate GDP Weighted Index	5.26%	6.19%	6.32%
MSCI ACWI GDP Weighted Index	–11.46%	–1.84%	8.08%

Forward Income & Growth Allocation Fund

Effective December 3, 2012, the benchmark index for the Forward Income & Growth Allocation Fund will be the Income & Growth Allocation Blended Index (70% Barclays Capital Global Aggregate GDP Weighted Index/30% MSCI ACWI GDP Weighted Index). Accordingly, the following paragraph shall replace the second paragraph under the heading “Performance Information” in the No-Load Prospectus and the Load Prospectus:

Effective December 3, 2012, the Income & Growth Allocation Blended Index (70% Barclays Capital Global Aggregate GDP Weighted Index/30% MSCI ACWI GDP Weighted Index) replaced the Fund’s prior benchmark indices. Forward Management made this recommendation to the Fund’s Board because the new index more closely aligns to the Fund’s investment strategies. Information on the Fund’s prior benchmark indices will be shown for at least a one-year transition period. In the future, however, only the Income & Growth Allocation Blended Index, the Barclays Capital Global Aggregate GDP Weighted Index and the MSCI ACWI GDP Weighted Index will be shown.

Additionally, the “Average Annual Total Returns” table in the No-Load Prospectus is supplemented with the following information, for the period ended December 31, 2011:

	1 YEAR	5 YEARS	10 YEARS	SINCE INCEPTION
Income & Growth Allocation Blended Index (70% Barclays Capital Global Aggregate GDP Weighted Index/30% MSCI ACWI GDP Weighted Index)	0.22%	4.16%	7.54%	6.51%
Barclays Capital Global Aggregate GDP Weighted Index	5.26%	6.19%	7.23%	6.74%
MSCI ACWI GDP Weighted Index	–11.46%	–1.84%	7.11%	4.80%

Additionally, the “Average Annual Total Returns” table in the Load Prospectus is supplemented with the following information, for the period ended December 31, 2011:

	1 YEAR	5 YEARS	SINCE INCEPTION
Forward Income & Growth Allocation Fund – Class C (Inception: 12/30/02)
Income & Growth Allocation Blended Index (70% Barclays Capital Global Aggregate GDP Weighted Index/30% MSCI ACWI GDP Weighted Index)	0.22%	4.16%	7.99%
Barclays Capital Global Aggregate GDP Weighted Index	5.26%	6.19%	6.66%
MSCI ACWI GDP Weighted Index	–11.46%	–1.84%	10.04%
Forward Income & Growth Allocation Fund – Class A (Inception: 9/29/03)
Income & Growth Allocation Blended Index (70% Barclays Capital Global Aggregate GDP Weighted Index/30% MSCI ACWI GDP Weighted Index)	0.22%	4.16%	7.18%
Barclays Capital Global Aggregate GDP Weighted Index	5.26%	6.19%	6.32%
MSCI ACWI GDP Weighted Index	–11.46%	–1.84%	8.08%

Addition to Description of Market Indices

Also, the following descriptions of market indices shall be added to the Appendix on pages 209-210 of the No-Load Prospectus and pages 215-216 of the Load Prospectus:

Barclays Capital Global Aggregate GDP Weighted Index: The Barclays Capital Global Aggregate GDP Weighted Index represents a gross domestic product weighted index of global government, government-related, corporate and securitized fixed-income investments.

MSCI ACWI GDP Weighted Index: The MSCI ACWI GDP Weighted Index is a free float-adjusted market capitalization index that is designed to measure gross domestic product performance in global developed and emerging markets, including the United States.

Additionally, the following descriptions of market indices shall replace the descriptions of the Balanced Allocation Blended Index, the Growth Allocation Blended Index, the Growth & Income Allocation Blended Index, and the Income & Growth Allocation Blended Index in the Appendix on pages 209-210 of the No-Load Prospectus and pages 215-216 of the Load Prospectus:

Balanced Allocation Blended Index: Prior to May 1, 2012, the Balanced Allocation Blended Index consisted of 50% Barclays Capital U.S. Aggregate Bond Index and 50% S&P 500 Index. Prior to December 3, 2012, the Balanced Allocation Blended Index consisted of 50% Barclays Capital Global Aggregate Bond Index and 50% MSCI All Country World Index. Effective December 3, 2012, the Balanced Allocation Blended Index consists of 50% Barclays Capital Global Aggregate GDP Weighted Index and 50% MSCI ACWI GDP Weighted Index. The Balanced Allocation Blended Index is a hypothetical index constructed by Forward Management.

Growth Allocation Blended Index: Prior to May 1, 2012, the Growth Allocation Blended Index consisted of 20% Barclays Capital U.S. Aggregate Bond Index and 80% S&P 500 Index. Prior to December 3, 2012, the Growth Allocation Blended Index consisted of 20% Barclays Capital Global Aggregate Bond Index and 80% MSCI All Country World Index. Effective December 3, 2012, the Growth Allocation Blended Index consists of 20% Barclays Capital Global Aggregate GDP Weighted Index and 80% MSCI ACWI GDP Weighted Index. The Growth Allocation Blended Index is a hypothetical index constructed by Forward Management.

Growth & Income Allocation Blended Index: Prior to May 1, 2012, the Growth & Income Allocation Blended Index consisted of 40% Barclays Capital U.S. Aggregate Bond Index and 60% S&P 500 Index. Prior to December 3, 2012, the Growth & Income Allocation Blended Index consisted of 40% Barclays Capital Global Aggregate Bond Index and 60% MSCI All Country World Index. Effective December 3, 2012, the Growth & Income Allocation Blended Index consists of 40% Barclays Capital Global Aggregate GDP Weighted Index and 60% MSCI ACWI GDP Weighted Index. The Growth & Income Allocation Blended Index is a hypothetical index constructed by Forward Management.

Income & Growth Allocation Blended Index: Prior to May 1, 2012, the Income & Growth Allocation Blended Index consisted of 70% Barclays Capital U.S. Aggregate Bond Index and 30% S&P 500 Index. Prior to December 3, 2012, the Income & Growth Allocation Blended Index consisted of 70% Barclays Capital Global Aggregate Bond Index and 30% MSCI All Country World Index. Effective December 3, 2012, the Income & Growth Allocation Blended Index consists of 70% Barclays Capital Global Aggregate GDP Weighted Index and 30% MSCI ACWI GDP Weighted Index. The Income & Growth Allocation Blended Index is a hypothetical index constructed by Forward Management.

****

PLEASE KEEP THIS SUPPLEMENT FOR FUTURE REFERENCE

SUPP ALLOC BM 10252012

FORWARD FUNDS

Supplement dated December 10, 2012

to the

Forward Funds Class A, Class B, Class C and Class M Prospectus (the “Prospectus”)

dated May 1, 2012, as supplemented

Effective immediately, the last two bullet points of the list in the section titled “Purchasing Shares—Sales Charges—Waiver of Initial Sales Charges for Class A Shares” on pages 141-142 of the Prospectus are replaced to read as follows:

•

Certain qualified plans; employer-sponsored defined contribution-type plans, including certain 403(b) plans, that invest $1 million or more and have 100 or more eligible employees; other retirement plans, endowments or foundations with $50 million or more in assets; and other institutional funds; provided that the Funds have an agreement with the financial intermediary, record keeper, retirement plan or third party that provides for the waiver of sales charges for such account and/or plan types. Retirement and benefit plans that may be eligible for the waiver include qualified and nonqualified retirement plans, deferred compensation plans, and certain other retirement, savings or benefit plans, excluding Traditional and Roth IRAs, Coverdell Education Savings Accounts, SEPS, SARSEPS, SIMPLE IRAs, and individual 403(b) plans.

•	Financial intermediary supermarkets and fee-based platforms.

•	Individual Retirement Account rollovers involving retirement plan assets invested in the Forward Funds at the time of the rollover that are contributed to an IRA held directly with the Forward Funds.

•	Documentation must be provided at the time of the rollover purchase in order to be eligible for the sales charge waiver.

•	Only the rollover amount will have the sales charge waived.

Forward Funds reserves the right to waive or update these waiver requirements at its discretion.

****

Effective immediately, the following bullet point is added to the list in the section titled “Purchasing Shares—Sales Charges—Waiver of CDSC” on pages 142-143 of the Prospectus:

•

Certain qualified plans; employer-sponsored defined contribution-type plans, including certain 403(b) plans, that invest $1 million or more and have 100 or more eligible employees; other retirement plans, endowments or foundations with $50 million or more in assets; and other institutional funds; provided that the Funds have an agreement with the financial intermediary, record keeper, retirement plan or third party that provides for the waiver of CDSCs for such account and/or plan types. Retirement and benefit plans that may be eligible for the waiver include qualified and nonqualified retirement plans, deferred compensation plans, and certain other retirement, savings or benefit plans, excluding traditional and ROTH IRAs, Coverdell Education Savings Accounts, SEPS, SARSEPS, SIMPLE IRAs, and individual 403(b) plans.

****

Effective immediately, the paragraph regarding certain defined contribution plans on page 143 of the Prospectus is deleted in its entirety.

****

PLEASE KEEP THIS SUPPLEMENT FOR FUTURE REFERENCE

SUPP SCHGS 12102012

FORWARD FUNDS

Supplement dated December 14, 2012

to the

Summary Prospectus for Investor Class and Institutional Class Shares of the Forward Extended MarketPlus Fund (“No-Load Summary Prospectus”),

Forward Funds Investor Class and Institutional Class Prospectus (“No-Load Prospectus”), Forward Funds Class A, Class B, Class C and Class M Prospectus

(“Load Prospectus”), and Forward Funds Class Z Prospectus (“Class Z Prospectus”)

each dated May 1, 2012, as supplemented

IMPORTANT NOTICE REGARDING CHANGE IN INVESTMENT

STRATEGIES AND BENCHMARK INDEX

The following information applies to the Forward Extended MarketPlus Fund (the “Fund”) only:

At a meeting of the Board of Trustees of Forward Funds (the “Trust”) held on December 12-13, 2012, the Trustees, including all of the Trustees who are not “interested persons” of the Trust (as that term is defined in the Investment Company Act of 1940, as amended), approved, on behalf of the Fund: (i) changes to the principal investment strategies and principal risks of the Fund, to be effective January 21, 2013; and (ii) a change of benchmark index for the Fund, to be effective January 21, 2013.

Change to Principal Investment Strategies

Effective January 21, 2013, the following sentence replaces the first two sentences of the first paragraph under the heading “Principal Investment Strategies” in the Fund’s “Fund Summary” section in the No-Load Summary Prospectus, the No-Load Prospectus, the Load Prospectus and the Class Z Prospectus:

Under normal conditions, the Fund invests in synthetics or other instruments (i.e., swaps, structured notes, futures and options) (collectively, “Structured Products”) that have similar economic characteristics to common stocks of all capitalization issuers, such as those in the Fund’s benchmark, the Russell 3000 Index (the “Benchmark”).

Addition of Principal Risks

Effective January 21, 2013, the following principal risks shall be added to the section titled “Principal Risks” in the Fund’s “Fund Summary” section in the No-Load Summary Prospectus, the No-Load Prospectus, the Load Prospectus and the Class Z Prospectus:

Equity Securities: The risks associated with investing in equity securities of companies include the financial risk of selecting individual companies that do not perform as anticipated, the risk that the stock markets in which the Fund invests may experience periods of turbulence and instability, and the general risk that domestic and global economies may go through periods of decline and cyclical change.

Small and Medium Capitalization Stocks: Investment in securities of smaller companies presents greater investment risks than investing in the securities of larger companies. These risks include greater price volatility, greater sensitivity to changing economic conditions, and less liquidity than the securities of larger, more mature companies.

****

Effective January 21, 2013, the information concerning the following principal risks with respect to the Fund as contained in the table identifying the principal and non-principal risks of the Forward Funds on page 111 of the No-Load Prospectus, pages 116-17 of the Load Prospectus and pages 33-34 of the Class Z Prospectus shall be revised to read as follows:

RISKS:	Forward Extended MarketPlus Fund
Equity Securities	P
Small and Medium Capitalization Stocks	P

Change of Benchmark Index

Effective January 21, 2013, the benchmark index for the Fund will be changed to the Russell 3000 Index. Accordingly, the following paragraph shall be added after the first paragraph under the heading “Performance Information” in the No-Load Summary Prospectus, the No-Load Prospectus, the Load Prospectus and the Class Z Prospectus:

Effective January 21, 2013, the Russell 3000 Index replaced the Russell 2500 Index as the Fund’s benchmark index. Forward Management made this recommendation to the Fund’s Board because the new index more closely aligns to the Fund’s investment strategies. Information on both indexes will be shown below for at least a one-year transition period. In the future, however, only the Russell 3000 Index will be shown.

****

Additionally, the “Average Annual Total Returns” table in the No-Load Summary Prospectus and the No-Load Prospectus is supplemented with the following information, for the period ended December 31, 2011:

	1 YEAR	5 YEARS	10 YEARS	SINCE INCEPTION
Forward Extended MarketPlus Fund – Institutional Class (Inception: 8/24/92)
Russell 3000 Index	1.03%	–0.01%	3.51%	8.25%
Forward Extended MarketPlus Fund – Investor Class (Inception: 6/24/98)
Russell 3000 Index	1.03%	–0.01%	3.51%	3.11%

****

In addition, the “Average Annual Total Returns” table in the Load Prospectus is supplemented with the following information, for the period ended December 31, 2011:

	1 YEAR	5 YEARS	SINCE INCEPTION
Russell 3000 Index	1.03%	–0.01%	6.76%

****

Additionally, the “Average Annual Total Returns” table in the Class Z Prospectus is supplemented with the following information, for the period ended December 31, 2011:

	1 YEAR	SINCE INCEPTION
Russell 3000 Index	1.03%	16.03%

PLEASE KEEP THIS SUPPLEMENT FOR FUTURE REFERENCE

SUPP EXT BM 12142012

FORWARD FUNDS

Supplement dated December 14, 2012

to the

Summary Prospectus for Investor Class and Institutional Class Shares of the Forward Large Cap Dividend Fund (“No-Load Summary Prospectus”), Summary Prospectus for Class A and Class C Shares of the Forward Large Cap Dividend Fund (“Load Summary Prospectus”), Forward Funds Investor Class and Institutional Class Prospectus (“No-Load Prospectus”), Forward Funds Class A, Class B, Class C and Class M Prospectus (“Load Prospectus”), and

the Forward Funds Statement of Additional Information

each dated May 1, 2012, as supplemented

IMPORTANT NOTICE REGARDING CHANGE IN FUND NAME,

STRATEGIES AND BENCHMARK INDEX

The following information applies to the Forward Large Cap Dividend Fund (the “Fund”) only:

At a meeting of the Board of Trustees of Forward Funds (the “Trust”) held on December 12-13, 2012, the Trustees, including all of the Trustees who are not “interested persons” of the Trust (as that term is defined in the Investment Company Act of 1940, as amended), approved, on behalf of the Fund: (i) a change of name of the Fund, to be effective February 20, 2013; (ii) changes to the principal investment strategies and principal risks of the Fund, to be effective February 20, 2013; and (iii) a change of benchmark index for the Fund, to be effective February 20, 2013.

Change of Name

Effective February 20, 2013, the name of the Fund will be changed to the “Forward Global Dividend Fund.” Accordingly, effective February 20, 2013, all references in each of the prospectuses and the statement of additional information to “Forward Large Cap Dividend Fund” shall be replaced with “Forward Global Dividend Fund.”

Change to Principal Investment Strategies

Effective February 20, 2013, the section titled “Principal Investment Strategies” in the No-Load Summary Prospectus, the Load Summary Prospectus, the No-Load Prospectus and the Load Prospectus shall be replaced in its entirety to read as follows:

Principal Investment Strategies

Under normal conditions, the Fund invests at least 80% of its net assets plus borrowings for investment purposes, if any, in equity securities of dividend paying companies. The Fund normally will invest its assets in a minimum of five countries and at least 40% of its net assets in the securities of issuers located outside the U.S., including in issuers located in emerging markets and frontier markets. An issuer of a security generally will be considered to be located in a particular non-U.S. country, including an emerging market country or frontier market country, if it meets one or more of the following criteria: (i) the issuer is organized under the laws of, or maintains its principal place of business in, the country; (ii) during the issuer’s most recent fiscal year, it derived at least 50% of its revenues or profits from goods or services produced or sold, investments made or services performed in the country; or (iii) the issuer has at least 50% of its assets in the country. The Fund may invest in securities of any market capitalization.

The Fund invests a substantial amount of its assets in foreign securities which are denominated in foreign currencies. Forward Management, LLC (“Forward Management” or the “Advisor”) generally chooses not to hedge the Fund’s currency exposure.

The Advisor selects investments based on their fundamental quality, dividend yield, dividend growth potential, valuation and anticipated price appreciation. The Advisor typically employs a novel proprietary statistical measurement of relative dividend yield to identify attractive investment opportunities. The Advisor draws on both internal and external resources to assess industry dynamics, business franchise/management strategy, financial analysis and valuation. Additionally, the Advisor may employ a dividend-capture strategy. A dividend-capture strategy is an income producing strategy in which a particular security that is expected to pay a dividend in the near-term is purchased, the security is held until its dividend is paid, and then the security is sold in order to purchase another security that is expected to pay a dividend in the near-term.

In order to reduce transaction costs, the Advisor will purchase futures to manage the Fund’s cash holdings by gaining exposure to the types of securities and instruments in which the Fund primarily invests. The Advisor may purchase high grade short term fixed income securities to serve as collateral for futures purchased.

Addition of Principal Risks

Effective February 20, 2013, the following principal risks shall be added to the section titled “Principal Risks” in the No-Load Summary Prospectus, the Load Summary Prospectus, the No-Load Prospectus and the Load Prospectus:

Currency Transactions: A security denominated in a foreign currency will fluctuate if there is a change in currency exchange rates or exchange control regulations, and adverse fluctuations will reduce the value of the Fund’s shares. Conversion between currencies can result in additional costs for the Fund and conversion may be limited by certain foreign countries. Fund managers are authorized to hedge against currency risks but are not required to do so.

Depositary Receipts: Investments in depositary receipts involve risks similar to those accompanying direct investments in foreign securities. In addition, there is risk involved in investing in unsponsored depositary receipts, as there may be less information available about the underlying issuer than there is about an issuer of sponsored depositary receipts and the prices of unsponsored depositary receipts may be more volatile than those of sponsored depositary receipts.

Emerging Market and Frontier Market Securities: Emerging market and frontier market securities present greater investment risks than investing in the securities of U.S. companies. These risks include a greater likelihood of economic, political or social instability, less liquid and more volatile stock markets, foreign exchange controls, a lack of government regulation and different legal systems, and immature economic structures.

Foreign Securities: Foreign securities present greater investment risks than investing in the securities of U.S. companies. These risks include unstable political, social and economic conditions, greater illiquidity and volatility, currency exchange rate fluctuations, foreign exchange controls, different laws and legal systems, and less availability of information about issuers.

Overseas Exchanges: The Fund may engage in transactions on a number of overseas stock exchanges, which may pose increased risk to the Fund and result in delays in obtaining accurate information on the value of securities. In addition, the Fund may engage in transactions in the stock markets of emerging market countries, which in general have stock markets that are less liquid, smaller and less regulated than many of the developed country stock markets.

****

Effective February 20, 2013, the information concerning the following principal risks with respect to the Fund as contained in the table identifying the principal and non-principal risks of the Forward Funds on pages 112-13 of the No-Load Prospectus and pages 118-19 of the Load Prospectus shall be revised to read as follows:

RISKS:	Forward Large Cap Dividend Fund
Currency Transactions	P
Depository Receipts	P
Emerging Market and Frontier Market Securities	P
Foreign Securities	P
Overseas Exchanges	P

Change of Benchmark Index

Effective February 20, 2013, the benchmark index for the Fund will be changed to the MSCI All Country World Index. Accordingly, the following paragraph shall be added after the first paragraph under the heading “Performance Information” in the No-Load Summary Prospectus, the Load Summary Prospectus, the No-Load Prospectus and the Load Prospectus:

Effective February 20, 2013, the MSCI All Country World Index replaced the S&P 500 Index as the Fund’s benchmark index. Forward Management made this recommendation to the Fund’s Board because the new index more closely aligns to the Fund’s investment strategies. Information on both indexes will be shown below for at least a one-year transition period. In the future, however, only the MSCI All Country World Index will be shown.

****

Additionally, the “Average Annual Total Returns” table in the No-Load Summary Prospectus and the No-Load Prospectus is supplemented with the following information, for the period ended December 31, 2011:

	1 YEAR	SINCE INCEPTION
MSCI All Country World Index	–6.86%	–1.64%

****

Additionally, the “Average Annual Total Returns” table in the Load Summary Prospectus and the Load Prospectus is supplemented with the following information, for the period ended December 31, 2011:

	1 YEAR	5 YEARS	SINCE INCEPTION
MSCI All Country World Index	–6.86%	–1.41%	–0.39%

PLEASE KEEP THIS SUPPLEMENT FOR FUTURE REFERENCE

SUPP LCD 12142012

FORWARD FUNDS

Supplement dated January 18, 2013

to the

Summary Prospectus for Investor Class and Institutional Class Shares of the Forward Extended MarketPlus Fund (“No-Load Summary Prospectus”), Forward Funds Investor Class and Institutional Class Prospectus (“No-Load Prospectus”), Forward Funds Class A, Class B, Class C and Class M Prospectus (“Load Prospectus”), and Forward Funds Class Z Prospectus (“Class Z Prospectus”)

each dated May 1, 2012, as supplemented

This supplement replaces the supplement filed on December 14, 2012.

IMPORTANT NOTICE REGARDING CHANGE IN INVESTMENT

STRATEGIES AND BENCHMARK INDEX

The following information applies to the Forward Extended MarketPlus Fund (the “Fund”) only:

At a meeting of the Board of Trustees of Forward Funds (the “Trust”) held on December 12-13, 2012, the Trustees, including all of the Trustees who are not “interested persons” of the Trust (as that term is defined in the Investment Company Act of 1940, as amended), approved, on behalf of the Fund: (i) changes to the principal investment strategies and principal risks of the Fund, to be effective January 21, 2013; and (ii) a change of benchmark index for the Fund, to be effective January 21, 2013.

Change to Principal Investment Strategies

Effective January 21, 2013, the following replaces the first paragraph under the heading “Principal Investment Strategies” in the Fund’s “Fund Summary” section in the No-Load Summary Prospectus, the No-Load Prospectus, the Load Prospectus and the Class Z Prospectus:

Under normal conditions, the Fund invests in synthetics or other instruments (i.e., swaps, structured notes, futures and options) (collectively, “Structured Products”) that have similar economic characteristics to common stocks of all capitalization issuers, such as those in the Fund’s benchmark, the Russell 3000 Index (the “Benchmark”). Forward Management, LLC (“Forward Management” or the “Advisor”) invests in Structured Products in place of investing directly in stocks to attempt to exceed the daily performance of the Benchmark, and the value of such Structured Products should closely track changes in the value of the Benchmark. However, the Structured Products may be purchased with a fraction of the assets that would be needed to purchase stocks directly, so that the remainder of the assets may be invested in fixed income instruments and Structured Products as further discussed below.

Addition of Principal Risks

Effective January 21, 2013, the following principal risks shall be added to the section titled “Principal Risks” in the Fund’s “Fund Summary” section in the No-Load Summary Prospectus, the No-Load Prospectus, the Load Prospectus and the Class Z Prospectus:

Equity Securities: The risks associated with investing in equity securities of companies include the financial risk of selecting individual companies that do not perform as anticipated, the risk that the stock markets in which the Fund invests may experience periods of turbulence and instability, and the general risk that domestic and global economies may go through periods of decline and cyclical change.

Small and Medium Capitalization Stocks: Investment in securities of smaller companies presents greater investment risks than investing in the securities of larger companies. These risks include greater price volatility, greater sensitivity to changing economic conditions, and less liquidity than the securities of larger, more mature companies.

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Effective January 21, 2013, the information concerning the following principal risks with respect to the Fund as contained in the table identifying the principal and non-principal risks of the Forward Funds on page 111 of the No-Load Prospectus, pages 116-17 of the Load Prospectus and pages 33-34 of the Class Z Prospectus shall be revised to read as follows:

RISKS:	Forward Extended MarketPlus Fund
Equity Securities	P
Small and Medium Capitalization Stocks	P

Change of Benchmark Index

Effective January 21, 2013, the benchmark index for the Fund will be changed to the Russell 3000 Index. Accordingly, the following paragraph shall be added after the first paragraph under the heading “Performance Information” in the No-Load Summary Prospectus, the No-Load Prospectus, the Load Prospectus and the Class Z Prospectus:

Effective January 21, 2013, the Russell 3000 Index replaced the Russell 2500 Index as the Fund’s benchmark index. Forward Management made this recommendation to the Fund’s Board because the new index more closely aligns to the Fund’s investment strategies. Information on both indexes will be shown below for at least a one-year transition period. In the future, however, only the Russell 3000 Index will be shown.

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Additionally, the “Average Annual Total Returns” table in the No-Load Summary Prospectus and the No-Load Prospectus is supplemented with the following information, for the period ended December 31, 2011:

	1 YEAR	5 YEARS	10 YEARS	SINCE INCEPTION
Forward Extended MarketPlus Fund – Institutional Class (Inception: 8/24/92)
Russell 3000 Index	1.03%	–0.01%	3.51%	8.25%
Forward Extended MarketPlus Fund – Investor Class (Inception: 6/24/98)
Russell 3000 Index	1.03%	–0.01%	3.51%	3.11%

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In addition, the “Average Annual Total Returns” table in the Load Prospectus is supplemented with the following information, for the period ended December 31, 2011:

	1 YEAR	5 YEARS	SINCE INCEPTION
Russell 3000 Index	1.03%	–0.01%	6.76%

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Additionally, the “Average Annual Total Returns” table in the Class Z Prospectus is supplemented with the following information, for the period ended December 31, 2011:

	1 YEAR	SINCE INCEPTION
Russell 3000 Index	1.03%	16.03%

PLEASE KEEP THIS SUPPLEMENT FOR FUTURE REFERENCE

SUPP EXT2 01182013

FORWARD FUNDS

Supplement dated February 11, 2013

to the

Summary Prospectus for Investor Class and Institutional Class Shares of the Forward Extended MarketPlus Fund, Forward Funds Investor Class and Institutional Class Prospectus, Forward Funds Class A, Class B, Class C and Class M Prospectus, Forward Funds Class Z Prospectus, and the Forward Funds Statement of Additional Information

each dated May 1, 2012, as supplemented

IMPORTANT NOTICE REGARDING CHANGE IN FUND NAME

The following information applies to the Forward Extended MarketPlus Fund (the “Fund”) only:

Effective May 1, 2013, the name of the Fund will be changed to the “Forward Total MarketPlus Fund.” Accordingly, effective May 1, 2013, all references in each of the prospectuses and the statement of additional information to “Forward Extended MarketPlus Fund” shall be replaced with “Forward Total MarketPlus Fund.”

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PLEASE KEEP THIS SUPPLEMENT FOR FUTURE REFERENCE

SUPP EXT NC 02112013

FORWARD FUNDS

Supplement dated February 11, 2013

to the

Summary Prospectus for Class C and Class M Shares of the Forward Commodity Long/Short Strategy Fund, Summary Prospectus for Class A, Class C and Class M Shares of the Forward Credit Analysis Long/Short Fund, Summary Prospectus for Class C and Class M Shares of the Forward Emerging Markets Fund, Summary Prospectus for Class C and Class M Shares of the Forward Endurance Long/Short Fund, Summary Prospectus for Class M Shares of the Forward Frontier Strategy Fund, Summary Prospectus for Class C and Class M Shares of the Forward Global Credit Long/Short Fund, Summary Prospectus for Class A, Class B, Class C and Class M Shares of the Forward Global Infrastructure Fund, Summary Prospectus for Class A, Class C and Class M Shares of the Forward International Dividend Fund, Summary Prospectus for Class A, Class C and Class M Shares of the Forward International Real Estate Fund, Summary Prospectus for Class A, Class C and Class M Shares of the Forward International Small Companies Fund, Summary Prospectus for Class C and Class M Shares of the Forward Managed Futures Strategy Fund, Summary Prospectus for Class A, Class B, Class C and Class M Shares of the Forward Real Estate Long/Short Fund, Summary Prospectus for Class A, Class C and Class M Shares of the Forward Select EM Dividend Fund, Summary Prospectus for Class A, Class B, Class C and Class M Shares of the Forward Select Income Fund, Summary Prospectus for Class A, Class C and Class M Shares of the Forward Small Cap Equity Fund, Summary Prospectus for Class A, Class C and Class M Shares of the Forward Tactical Enhanced Fund, Summary Prospectus for Class A, Class C and Class M Shares of the Forward Tactical Growth Fund; Forward Funds Class A Shares, Class B Shares, Class C Shares and Class M Shares Prospectus, and the Forward Funds Statement of Additional Information

each dated May 1, 2012, as supplemented

IMPORTANT NOTICE REGARDING CHANGE IN NAME OF CLASS M SHARES

The following information applies to Class M shares only:

Effective May 1, 2013, Class M shares will be renamed Advisor Class shares. Accordingly, effective May 1, 2013, all references in each of the prospectuses and the statement of additional information to Class M shares shall be replaced with Advisor Class shares.

PLEASE KEEP THIS SUPPLEMENT FOR FUTURE REFERENCE

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SUPP M 02112013

FORWARD FUNDS

Supplement dated March 14, 2013

to the

Summary Prospectus for Investor Class and Institutional Class Shares of the Forward Focus Fund, Forward Funds Investor Class and Institutional Class Prospectus, Forward Funds Class A, Class B, Class C and Class M Prospectus, and Forward Funds Statement of Additional Information

each dated May 1, 2012, as supplemented

NOTICE OF LIQUIDATION OF FORWARD FOCUS FUND

On March 12, 2013, the Board of Trustees of Forward Funds (the “Trust”), including all of the Trustees who are not “interested persons” of the Trust (as that term is defined in the Investment Company Act of 1940, as amended), approved the liquidation of the Forward Focus Fund (the “Fund”), a series of the Trust. The Fund will be liquidated pursuant to a Board-approved Plan of Liquidation on or around April 30, 2013 (the “Liquidation Date”). On the Liquidation Date, the Fund will distribute pro rata to its respective shareholders of record all of the assets of the Fund in complete cancellation and redemption of all of the outstanding shares of beneficial interest, except for cash, bank deposits or cash equivalents in an estimated amount necessary to (i) discharge any unpaid liabilities and obligations of the Fund on the Fund’s books on the Liquidation Date, including, but not limited to, income dividends and capital gains distributions, if any, payable through the Liquidation Date, and (ii) pay such contingent liabilities as the officers of the Trust deem appropriate subject to ratification by the Board.

IN LIGHT OF THE PLANNED LIQUIDATION, SHARES OF THE FORWARD FOCUS FUND WILL NO LONGER BE OFFERED TO NEW INVESTORS OR EXISTING INVESTORS (EXCEPT THROUGH REINVESTED DIVIDENDS) OR BE AVAILABLE FOR EXCHANGES FROM OTHER FUNDS OF THE TRUST.

PLEASE KEEP THIS SUPPLEMENT FOR FUTURE REFERENCE

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SUPP FOC CL 03142013

FORWARD FUNDS

Supplement dated March 14, 2013

to the

Summary Prospectus for Investor Class and Institutional Class Shares of the Forward Strategic Alternatives Fund, Forward Funds Investor Class and Institutional Class Prospectus, Forward Funds Class Z Prospectus, and Forward Funds Statement of Additional Information

each dated May 1, 2012, as supplemented

NOTICE OF LIQUIDATION OF FORWARD STRATEGIC ALTERNATIVES FUND

On March 12, 2013, the Board of Trustees of Forward Funds (the “Trust”), including all of the Trustees who are not “interested persons” of the Trust (as that term is defined in the Investment Company Act of 1940, as amended), approved the liquidation of the Forward Strategic Alternatives Fund (the “Fund”), a series of the Trust. The Fund will be liquidated pursuant to a Board-approved Plan of Liquidation on or around April 30, 2013 (the “Liquidation Date”). On the Liquidation Date, the Fund will distribute pro rata to its respective shareholders of record all of the assets of the Fund in complete cancellation and redemption of all of the outstanding shares of beneficial interest, except for cash, bank deposits or cash equivalents in an estimated amount necessary to (i) discharge any unpaid liabilities and obligations of the Fund on the Fund’s books on the Liquidation Date, including, but not limited to, income dividends and capital gains distributions, if any, payable through the Liquidation Date, and (ii) pay such contingent liabilities as the officers of the Trust deem appropriate subject to ratification by the Board.

IN LIGHT OF THE PLANNED LIQUIDATION, SHARES OF THE FORWARD STRATEGIC ALTERNATIVES FUND WILL NO LONGER BE OFFERED TO NEW INVESTORS OR EXISTING INVESTORS (EXCEPT THROUGH REINVESTED DIVIDENDS) OR BE AVAILABLE FOR EXCHANGES FROM OTHER FUNDS OF THE TRUST.

PLEASE KEEP THIS SUPPLEMENT FOR FUTURE REFERENCE

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SUPP SAF CL 03142013